SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9/A
(RULE 14d-101)

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

CKx, Inc.
(Name of Subject Company)

CKx, Inc.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

12562M106
(CUSIP Number of Class of Securities)

Howard J. Tytel
CKx, Inc.
650 Madison Avenue
New York, New York 10022
(212) 838-3100
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

With copies to:

David E. Shapiro, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.	SUBJECT COMPANY INFORMATION.

(a)	Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is CKx, Inc., a Delaware corporation (the “Company” or “CKx”). The address of the principal executive offices of CKx is 650 Madison Avenue, New York, New York 10022, and its telephone number is (212) 838-3100.

(b)	Class of Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $0.01 per share, of the Company (the “Common Shares,” each a “Common Share,” and, the holders of such Common Shares, “Stockholders”). As of the close of business on May 13, 2011, there were 200,000,000 Common Shares authorized, of which 92,613,473 were outstanding (including restricted shares).

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)	Name and Address of Person Filing this Statement.

The name, address and telephone number of CKx, which is the person filing this Schedule 14D-9, are set forth in Item 1(a), “Subject Company Information — Name and Address.”

(b)	Tender Offer of Colonel Offeror Sub, LLC

This Schedule 14D-9 relates to the tender offer (the “Offer”) by Colonel Offeror Sub, LLC, a Delaware limited liability company (“Offeror”) and an indirect wholly owned subsidiary of Colonel Holdings, Inc., a Delaware corporation (“Parent”), which is a direct wholly owned subsidiary of certain equity funds managed by Apollo Management VII, L.P. (collectively, the “Apollo Funds”) to purchase all of CKx’s outstanding Common Shares for $5.50 per Common Share, payable net to the seller in cash without interest thereon, less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in Offeror’s Offer to Purchase dated May 17, 2011 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference. The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), which was filed by Offeror with the U.S. Securities and Exchange Commission (the “SEC”) on May 17, 2011.

The Offer is being made pursuant to an Agreement and Plan of Merger dated as of May 10, 2011, as amended on May 17, 2011 among CKx, Parent and Colonel Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a direct wholly owned subsidiary of Offeror (the “Merger Agreement”). The Merger Agreement provides, among other things, that after consummation of the Offer, Merger Sub will merge with and into CKx (the “Merger”), with CKx continuing as the surviving corporation and an indirect wholly owned subsidiary of Parent (the “Surviving Corporation”). At the effective time of the Merger, each outstanding Common Share (other than Common Shares owned, (i) directly or indirectly, by Parent, Offeror or CKx or (ii) by any Stockholder who is entitled to and properly exercises appraisal rights under the Delaware General Corporation Law (the “DGCL”)) will be converted into the right to receive the Offer Price. Copies of the Merger Agreement and the amendment to the Merger Agreement are filed as Exhibits (e)(1) and (e)(2) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

References in this Schedule 14D-9 to our unaffiliated stockholders are deemed to refer to holders of our common stock other than members of our board of directors (the “Board”), executive officers, the Sillerman Stockholders (as defined herein), the Trust (as defined herein), Parent, Offeror, Merger Sub, Apollo Management VII, L.P. (“Apollo Management”) and the Apollo Funds.

The Schedule TO states that the address of Offeror is 9 West 57th Street, New York, New York 10019, and Offeror’s telephone number thereat is (212) 515-3450.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)	Arrangements with Directors and Executive Officers of the Company.

Arrangements between CKx, Inc. and Current Executive Officers and Directors

Certain executive officers and directors of CKx may be deemed to have interests in the Offer and the Merger that are different from, or in addition to, those of Stockholders generally. These interests may present these individuals with certain potential conflicts of interest. In reaching its decision to recommend that Stockholders accept the Offer and tender their Common Shares to Offeror pursuant to the Offer, the Board was aware of these potential conflicts of interests and considered them, along with other matters described below in Item 4(c), “The Solicitation or Recommendation — Reasons for the Recommendation.”

For further information with respect to the compensation arrangements between CKx and its executive officers and directors and affiliates described in this Item 3, please also see the Information Statement, including the information under the heading “Executive Compensation and Related Matters.”

Consideration Payable Pursuant to the Offer

If the CKx directors and executive officers were to tender any Common Shares they own pursuant to the Offer, excluding unvested shares of restricted common stock of CKx (“Restricted Shares”), which are discussed below, they would receive the same cash consideration on the same terms and conditions as the other Stockholders in the Offer. As of May 12, 2011, the CKx directors and executive officers identified below owned an aggregate number of 4,360,739 Common Shares, excluding Restricted Shares. If the CKx directors and executive officers were to tender all such Common Shares for purchase pursuant to the Offer and those Common Shares were accepted for purchase by Offeror, the CKx directors and executive officers would receive an aggregate of $23,984,065 in cash under the terms of the Offer.

Name	Position

Michael G. Ferrel	Chief Executive Officer, Chairman of the Board
Howard J. Tytel	Senior Executive Vice President, Director of Legal Governmental Affairs, Director
Edwin M. Banks	Director
Bryan E. Bloom	Director
Jack Langer	Director
Jacques D. Kerrest	Director
Kathleen Dore	Director
Priscilla Presley	Director
Thomas P. Benson	Executive Vice President, Chief Financial Officer, Treasurer
Kraig G. Fox	Executive Vice President, Chief Operating Officer

Effect of Consummation of Offer and Merger on Stock Options and Restricted Shares

As of May 12, 2011, the CKx directors and executive officers held 613,500 options to purchase Common Shares (“Stock Options”) and 1,000 Restricted Shares. Any Stock Options and Restricted Shares held by the CKx directors and executive officers were issued pursuant to the CKx 2005 Omnibus Long-Term Incentive Compensation Plan.

Under the Merger Agreement, each Stock Option, whether vested or unvested (including Stock Options held by executive officers and directors), that is outstanding immediately prior to the acceptance for payment by Offeror of Common Shares pursuant to the Offer (the “Acceptance Time”) will be cancelled in exchange for a cash payment (without interest, and subject to deduction for any required tax withholding), to be made as soon as practicable following the Acceptance Time equal to the product of (i) the excess, if any, of the Offer Price over the per-Common Share exercise price under such Stock Option and (ii) the number of Common Shares subject to such Stock Option. In addition, under the Merger Agreement, each holder of Restricted

Shares, including executive officers and directors, will have the right to tender the holder’s Restricted Shares into the Offer, subject to and contingent upon the occurrence of the Acceptance Time, at which time each tendered Restricted Share will fully vest and be treated the same as other Common Shares properly tendered into the Offer. Each Restricted Share that is not tendered into the Offer will become fully vested at the Acceptance Time and, upon the effective time of the Merger, will be cancelled and converted into the Offer Price.

The following tables summarize, with respect to (1) each CKx director and (2) each CKx named executive officer, the aggregate value, as of May 12, 2011, of the Stock Options and Restricted Shares held by each such director and named executive officer, based on the Offer Price. CKx has no executive officers other than the named executive officers.

	Common	Aggregate	Common	Aggregate
	Shares	Spread	Shares	Spread		Total
	Subject to	Value of	Subject to	Value of		Value of
	Unvested	Unvested	Vested	Vested	Restricted	Restricted
	Stock	Stock	Stock	Stock	Common	Common
Name	Options (#)	Options ($)	Options (#)	Options ($)	Shares (#)	Shares ($)

Edwin M. Banks,
Director	0	0	0	0	0	0
Bryan E. Bloom,
Director	0	0	0	0	0	0
Kathleen Dore,
Director	0	0	0	0	0	0
Jack Langer,
Director	0	0	0	0	0	0
Jacques D. Kerrest,
Director	0	0	0	0	0	0
Priscilla Presley,
Director	0	0	0	0	0	0
Michael G. Ferrel,
Chief Executive Officer and Chairman of the Board	0	0	0	0	0	0
Howard J. Tytel,
Senior Executive Vice President, Director of Legal and Government Affairs, Director	160,000	78,600	65,000	52,400	0	0
Thomas P. Benson,
Executive Vice President, Chief Financial Officer, Treasurer	160,000	78,600	65,000	52,400	0	0
Kraig G. Fox,
Executive Vice President, Chief Operating Officer	114,400	39,300	49,100	26,200	1,000	5,500

Summary of Potential Payments upon or in Connection with a Change of Control to Named Executive Officers

CKx is party to employment agreements that provide change of control and severance benefits to certain of its named executive officers, including Michael G. Ferrel, Howard J. Tytel, Thomas P. Benson and Kraig G. Fox. Although Messrs. Robert F.X. Sillerman, Simon Fuller and Robert Dodds are named executive officers based on CKx’s Form 10-K for the year ended December 31, 2010, as amended by CKx’s Form 10-K/A filed with the SEC on May 2, 2011, each of these officers’ employment was terminated in 2010, and none of these officers would, except as described below, receive any payments or benefits in connection with the Offer or the Merger. CKx has no executive officers other than the named executive officers.

Employment Agreement for Mr. Ferrel.  Under the employment agreement for Michael G. Ferrel, the consummation of the Offer (either alone or in combination with the Merger) would constitute a “change of control” of CKx. In the event that his employment is terminated without “cause” or there is a “constructive termination without cause” within twelve months following a change of control of CKx, he is entitled to receive from CKx: (i) base salary through the date of his termination of employment in a lump sum; (ii) an additional lump-sum cash amount equal to the product of 2.99 and the average annual compensation received by Mr. Ferrel from CKx over the five calendar years immediately preceding the date of his termination of employment, which amount is reduced by the value of any benefit received from the acceleration of lapsing of restrictions on Restricted Shares or vesting of Stock Options so that the payment will not constitute an “excess parachute payment” as defined by Section 280G of the Internal Revenue Code; and (iii) $250,000 in exchange for his agreeing to comply with restrictive covenants for six months after his termination of employment.

Upon such a termination, Mr. Ferrel is also entitled to receive continuation of health, welfare and life insurance benefits for two years after his termination of employment (with no additional cost or charge payable by the executive), reduced by one month for each full month that he has been employed by CKx pursuant to his employment agreement after February 1, 2011 and prior to the date of termination of employment (provided that benefits continuation will not be less than twelve months). If providing benefits continuation under the terms of CKx plans would cause an adverse tax effect, CKx may provide Mr. Ferrel with equivalent cash payments in lieu of coverage under the plans at the same time that plan benefits would otherwise be taxable to him.

Effective May 17, 2011, the employment agreement for Mr. Ferrel was amended to provide that (i) a resignation by him for any reason during the 30-day period following six months after the effective time of the Merger or a termination of his employment without cause during the six-month period after the effective time of the Merger will be treated as a “constructive termination without cause,” and (ii) if he resigns during such 30-day period or is terminated without cause during such six-month period, he will be entitled to receive, in addition to base salary through the date of his termination of employment and the $250,000 payment described above, the greater of (A) the severance amounts provided under his agreement in the event of a “constructive termination without cause” not in connection with a change of control, calculated as of (x) the effective time of the Merger or (y) the date of his resignation or termination, and (B) the severance amount equal to 2.99 times the average annual compensation received by him during the five calendar years immediately preceding the date of his termination of employment, as described above (provided that in each case the severance amount will be reduced to the greatest amount that will result in no portion being treated as an “excess parachute payment” within the meaning of Section 280G of the Internal Revenue Code if the after-tax proceeds to Mr. Ferrel would be greater as a result of such reduction).

For purposes of Mr. Ferrel’s employment agreement:

•	“Cause” means (i) the executive engages in any intentional act of fraud against CKx; (ii) the executive engages in willful malfeasance or gross negligence in his performance of the employment agreement or his capacity as an employee of CKx; (iii) the executive’s refusal to perform the duties required or requested of him consistent with his obligations under the employment agreement; (iv) the executive’s conviction of a felony or entering a plea of nolo contendere to a felony charge; (v) a willful violation by the executive of the written policies of CKx; (vi) a willful unauthorized disclosure by the executive of trade secrets or other confidential information of CKx; (vii) a willful failure by the executive to cooperate with a bona fide internal investigation or any investigation of CKx or an employee thereof by any governmental or regulatory authority; (viii) a willful failure to preserve, or intentional destruction of, documents or other materials known to be relevant to a bona fide internal investigation or any investigation of CKx or an employee thereof by any governmental or regulatory authority; or (ix) willful inducement by the executive of others to fail to cooperate in any bona fide internal investigation or any investigation of CKx or an employee thereof by any governmental or regulatory authority.

•	“Constructive termination without cause” means the termination of the executive’s employment at his initiative after, without his prior written consent, one or more of the following events which is uncured by CKx within 30 days after written notice of such event: (i) requiring him to report to any person other than directly and exclusively to the Board; (ii) any material diminution in duties, authority, or responsibilities; (iii) a material breach by CKx of the employment agreement; (iv) a material reduction in base salary; or (v) relocating the executive’s principal place of work to more than 25 miles from its current location.

Employment Agreements for Messrs. Tytel and Benson.  Under the employment agreements for Messrs. Tytel and Benson, the consummation of the Offer (either alone or in combination with the Merger) would constitute a “change of control” of CKx. In the event that the executive’s employment is terminated without “cause” or there is a “constructive termination without cause,” in each case within twelve months following a change of control of CKx, each executive is entitled to receive from CKx: (i) his base salary through the date of termination of employment in a lump sum; and (ii) an additional lump-sum cash amount equal to the greater of (x) two years’ base salary in effect at the time of the executive’s termination of employment, reduced by 1/24th for each full month that the executive has been employed by CKx pursuant to the executive’s employment agreement after February 1, 2011 and prior to the date of termination of employment (provided that the payment will not be reduced below the amount of the executive’s annual base salary in effect at the time of his termination of employment), and (y) one year’s base salary in effect at the time of the executive’s termination of employment plus the amount of the executive’s annual target cash bonus specified for the year in which such termination of employment occurs. Upon such a termination, the executive is also entitled to receive continuation of health, welfare and life insurance benefits for two years after his termination of employment (with no additional cost or charge payable by the executive), reduced by one month for each full month that the executive has been employed by CKx pursuant to the executive’s employment agreement after February 1, 2011 and prior to the date of termination of employment (provided that benefits continuation will not be less than twelve months). If providing benefits continuation under the terms of CKx plans would cause an adverse tax effect, CKx may provide the executive with equivalent cash payments in lieu of coverage under the plans at the same time that plan benefits would otherwise be taxable to the executive.

Effective May 17, 2011, the employment agreements for Messrs. Tytel and Benson were amended to provide that (i) a resignation by either of them for any reason during the 30-day period following six months after the effective time of the Merger or a termination of his employment without cause during the six-month period after the effective time of the Merger will be treated as a “constructive termination without cause,” and (ii) if either of them resigns during such 30-day period or is terminated without cause during such six-month period, he will be entitled to receive the greater of the severance amounts described above calculated as of (x) the effective time of the Merger or (y) the date of his resignation or termination (provided that in each case the severance amount will be reduced to the greatest amount that will result in no portion being treated as an “excess parachute payment” within the meaning of Section 280G of the Internal Revenue Code if the after-tax proceeds to the executive would be greater as a result of such reduction).

For purposes of Mr. Tytel’s and Mr. Benson’s employment agreements:

•	“Cause” has the definition set forth in Mr. Ferrel’s employment agreement (summarized above).

•	“Constructive termination without cause” means the termination of the executive’s employment at his initiative after, without his prior written consent, one or more of the following events which is uncured by CKx within 30 days after written notice of such event: (i) the failure to elect the executive to any of the positions described in his employment agreement; (ii) any material diminution or adverse change in the duties, authority, responsibilities, or positions of the executive; (iii) the removal of the executive from any executive management position in a manner contrary to his employment agreement or CKx’s then-effective certificate of incorporation or by-laws; (iv) the assignment to the executive of duties or responsibilities that result in a material and permanent adverse change in the executive’s reporting relationship to other executive positions within CKx; or (v) a reduction in base salary or target bonus.

Employment Agreement for Kraig G. Fox.  Under the employment agreement for Kraig G. Fox, the consummation of the Offer (either alone or in combination with the Merger) would constitute a “change of control” of CKx. For the 60-day period following the consummation of a change of control of CKx, Mr. Fox may elect to terminate his employment and accelerate the expiration date of his employment agreement, in which case he will be entitled to the following payments and benefits: (i) a lump-sum cash payment of his base salary through the date of his termination of employment; (ii) a lump-sum cash payment of three years’ base salary in effect at the time of his termination of employment; (iii) a cash bonus for each partial or full year remaining in the term of the employment agreement equal to the average of all bonuses paid or earned during the term of the employment agreement prior to his termination of employment; and (iv) continuation of health, welfare and life insurance benefits and perquisites (with no additional cost or charge payable by Mr. Fox) through the term of the employment agreement. If providing benefits continuation under the terms of CKx plans would cause an adverse tax effect, CKx may provide Mr. Fox with equivalent cash payments in lieu of coverage under the plans at the same time that plan benefits would otherwise be taxable to him.

Upon a change of control of CKx, all Restricted Shares and Stock Options held by Mr. Fox vest in full and (in the case of Stock Options) remain exercisable for the full maximum term of the original grant or 10 years from the date of the change of control, whichever is greater. Additionally, Mr. Fox’s noncompete obligations expire upon a change of control of CKx, and under the terms of his employment agreement, in the event his change-of-control payments constitute “excess parachute payments,” Mr. Fox is entitled to receive an additional tax gross-up payment to cover any excise, federal or state income taxes on all change-of-control payments and gross-up payments received by him such that he receives all change-of-control payments without any deduction for taxes.

For purposes of Mr. Fox’s employment agreement:

•	“Cause” means (i) the executive is convicted of, or enters a no contest plea to either a felony involving moral turpitude or a misdemeanor involving moral turpitude which would render the executive unable to perform his duties set forth in the employment agreement; (ii) the executive engages in conduct that constitutes willful gross neglect or willful gross misconduct in carrying out his duties under the employment agreement, resulting in material economic harm to CKx; (iii) the executive’s disloyalty, willful non-performance or willful misconduct or neglect (whether the neglect arises from an act(s) or failure(s) to act) of his duties under the employment agreement after (w) written notice to the executive from either the Board or the chairman of the Board, with reasonable specification of the matter(s) giving rise to the notice, including notice of CKx’s intent to terminate the executive’s employment due to the matter(s) described in such notice, and further stating the Board’s or the chairman’s reasoned conclusion that it is impossible for the executive to cure the matter(s) giving rise to the notice within 30 days from the notice, (x) the opportunity for the executive to respond in writing to the written notice, with the assistance of any counsel deemed appropriate by the executive (but at the executive’s expense) not sooner than ten regular business days after delivery of the written notice, (y) the opportunity for the executive to be heard and to orally present his position during a confidential meeting of the entire Board within ten business days after the executive’s delivery to CKx of the executive’s written response to the written notice, and (z) a vote of not less than 66% of all members of the Board finding that the matter(s) specified in the written notice constitute “cause” for purposes of the employment agreement; or (iv) any finding by the SEC pertaining to the executive which, in the opinion of independent counsel selected by CKx, could reasonably be expected to impair or impede the employer’s ability to register, list, or otherwise offer its stock to the public, or following any initial public offering, to maintain itself as a publicly-traded company.

•	“Constructive termination without cause” means the termination of the executive’s employment at his initiative after, without his prior written consent, one or more of the following events: (i) a reduction in base salary, or the uncured failure by CKx to fulfill its obligations under the employment agreement within 30 days after written notice from the executive; (ii) the failure to elect the executive to any position set forth in the employment agreement; (iii) any material diminution or adverse change in duties, authority, responsibilities, or positions; (iv) any attempt to remove the executive from any executive management position in a manner contrary to the employment agreement or CKx’s then-effective certificate of incorporation or by-laws; (v) the assignment to the executive of duties or responsibilities that are materially inconsistent or different from those customarily performed by a person holding the executive management positions to be held by the executive; (vi) the failure of CKx to obtain the assumption in writing of its obligation to perform this agreement by any successor to all or substantially all of the assets or business of CKx after a merger, consolidation, sale, or similar transaction; or (vii) the commencement by or against CKx or any of its material subsidiaries of a voluntary or involuntary proceeding seeking liquidation, reorganization or other relief under any bankruptcy, insolvency or other similar law, or seeking the appointment of a trustee, receiver, liquidator, or custodian of it or any substantial part of its property, and consent by CKx or any such material subsidiary to any such relief, or the making of a general assignment for the benefit of creditors, or failure generally to pay its debts as they become due, or taking any corporate action to authorize any of the foregoing.

Cancellation of Vested Stock Options Held by Messrs. Sillerman and Fuller.  As discussed above, each Stock Option, whether vested or unvested, that is outstanding immediately prior to the Acceptance Time will be cancelled in exchange for a cash payment equal to the product of (i) the excess, if any, of the Offer Price over the per-Common Share exercise price under such Stock Option and (ii) the number of Common Shares subject to such Stock Option. Although Messrs. Sillerman and Fuller are no longer employed by CKx, each of them holds 250,000 vested Stock Options with an exercise price of $4.19 per Common Share. In addition, Mr. Sillerman holds 350,000 vested Stock Options with an exercise price of $5.66 per Common Share and Mr. Fuller owns 100,000 vested Stock Options with an exercise price of $12.20 per Common Share. Except as otherwise provided in the Sillerman Support Agreement with respect to such Stock Options held by Mr. Sillerman, such Stock Options will be cancelled in exchange for a cash payment computed in the manner described above in connection with the Offer and the Merger (see table below). The Support Agreement is described in more detail in Item 4(d), “The Solicitation or Recommendation — Intent to Tender” below.

In addition to the interests described above, the compensation committee of the Board may determine to pay annual bonuses in respect of the 2011 fiscal year to Messrs. Ferrel, Tytel, Benson and Fox at any time prior to the Acceptance Time, in an aggregate amount not to exceed $2,000,000.

The table below quantifies the aggregate payments and benefits that would become payable to CKx’s named executive officers upon or in connection with certain terminations of employment after a change of control of CKx. The payments and benefits shown in the table below assume that the relevant event triggering the payment or benefit occurred on May 12, 2011.

			Perquisites/	Tax
Name	Cash(1)	Equity(2)	Benefits(3)	Reimbursement(4)	Other(5)	Total
(a)	($)(b)	($)(c)	($)(d)	($)(e)	($)(f)	($)(g)

Michael G. Ferrel	1,944,551	0	0	0	250,000	2,194,551
Chairman and Chief Executive Officer
Robert F.X. Sillerman	0	327,500	0	0	0	327,500
Former Chairman and Chief Executive Officer
Thomas P. Benson	1,225,000	131,000	30,157	0	0	1,386,157
Executive Vice President, Chief Financial Officer and Treasurer
Howard J. Tytel	1,487,500	131,000	40,018	0	0	1,658,518
Senior Executive Vice President, Director of Legal and Governmental Affairs
Kraig G. Fox	2,075,000	71,000	86,038	3,976,274	0	6,208,312
Executive Vice President, Chief Operating Officer
Simon Fuller	0	327,500	0	0	0	327,500
Former Chief Executive Officer of 19 Entertainment Limited
Robert Dodds	0	0	0	0	0	0
Former Chief Executive Officer of 19 Entertainment Limited

(1)	Equals the aggregate dollar value of all double-trigger cash severance payments payable to the executives assuming a qualifying termination of employment (i.e., a termination without “cause” or a “constructive termination without cause”) occurs on the day of the change of control of CKx, including lump-sum payments of base salary and, in the case of Mr. Fox, a bonus of $500,000. See the narrative disclosures above for more information.

(2)	Equals the aggregate dollar value of the following single-trigger amounts: (i) in the case of Mr. Fox, 1,000 Restricted Shares for which vesting would be accelerated upon the Acceptance Time that would be converted at the effective time of the Merger into $5,500; and (ii) in the case of Messrs. Sillerman, Benson, Tytel, Fuller, and Fox, the cancellation of in-the-money Stock Options upon the Acceptance Time. Specifically: each of Messrs. Sillerman and Fuller holds 250,000 vested in-the-money Stock Options with an exercise price of $4.19 per Share for a total value of $327,500; each of Messrs. Tytel and Benson holds 60,000 unvested in-the-money Stock Options with an exercise price of $4.19 per Share and 40,000 vested in-the-money Stock Options with an exercise price of $4.19 per Share for a total value of $131,000; and Mr. Fox holds 30,000 unvested in-the-money Stock Options with an exercise price of $4.19 per Share and 20,000 vested in-the-money Stock Options with an exercise price of $4.19 per Share for a total value of $65,500. See the narrative disclosures above for more information.

(3)	Equals the aggregate dollar value of double-trigger health and welfare benefits continuation assuming a qualifying termination of employment (i.e., a termination without “cause” or a “constructive termination without cause”) occurs on the day of the change of control of CKx based on the assumptions used for financial reporting purposes under generally accepted accounting principles. See the narrative disclosures above for more information.

(4)	Under the terms of Mr. Fox’s employment agreement, in the event his change-of-control payments constitute “excess parachute payments,” Mr. Fox is entitled to receive an additional tax gross-up payment to cover any excise, federal or state income taxes on all change-of-control payments and gross-up payments received by him such that he receives all change-of-control payments without any deduction for taxes.

(5)	In the case of Mr. Ferrel, this includes $250,000 in double-trigger payments exchange for his agreeing to comply with restrictive covenants for six months after a qualifying termination of employment after a change of control of CKx. The table does not include the annual bonuses in respect of the 2011 fiscal year that may be paid to Messrs. Ferrel, Tytel, Benson and Fox. See the narrative disclosures above for more information.

(b)	Arrangements with Parent.

The Merger Agreement.

The Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference, governs the contractual rights among Parent, Merger Sub and CKx in relation to the Offer and the Merger. The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide Stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Parent, Offeror, Merger Sub or CKx in CKx’s public reports filed with the SEC. In particular, the Merger Agreement and the summary of terms set forth in the Offer to Purchase and incorporated by reference herein are not intended to be, and should not be relied upon as, disclosure regarding any facts and circumstances relating to Parent, Offeror, Merger Sub or CKx. The representations and warranties contained in the Merger Agreement have been negotiated among the parties thereto with the principal purpose of establishing the circumstances in which Parent or Offeror may have the right not to consummate the Offer or the Merger, or a party may have the right to terminate the Merger Agreement if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and to allocate risk between the parties, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to Stockholders and are qualified by information set forth on confidential schedules. Accordingly, Stockholders should not rely on the representations and warranties contained in the Merger Agreement as matters of fact.

The Merger Agreement was amended by CKx, Parent and Merger Sub on May 17, 2011 to make technical clarifications relating to certain terms of the Merger Agreement. The foregoing summary does not purport to be a complete description of the amendment to the Merger Agreement and is qualified in its entirety by reference to such amendment, a copy of which is filed as Exhibit (3)(2) to this Schedule 14D-9, and is incorporated herein by reference.

Equity Commitment Letter.

As an inducement to CKx to enter into the Merger Agreement and undertake the transactions contemplated thereby, including the Offer and the Merger, the Apollo Funds have provided an equity commitment letter to Parent (but not CKx) (the “Equity Commitment Letter”) pursuant to which the Apollo Funds have committed, subject to the conditions of the Equity Commitment Letter, to fund cash equity in an aggregate amount equal to (i) $200 million less (ii) the product of (A) the Offer Price multiplied by (B) the number of Sillerman Shares exchanged for Parent Common Shares (defined below) pursuant to the Sillerman Support Agreement (defined below), for the purpose of enabling (x) Parent to cause Offeror to accept for payment and pay for any Common Shares tendered pursuant to the Offer at the acceptance for payment by Offeror of Common Shares pursuant to the Offer (the “Offer Amount”) and (y) Parent to make the payments due under the Merger Agreement to Stockholders at the closing of the Merger (the “Merger Amount”). Each Apollo Fund’s aggregate funding obligation under the Equity Commitment Letter is capped at its pro rata percentage of the cash equity. The foregoing summary of the Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Equity Commitment Letter, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Debt Commitment Letter.

Parent and Merger Sub have received an amended and restated debt commitment letter effective as of May 10, 2011 from Goldman Sachs USA (“GS”) (the “Debt Commitment Letter”) to provide the following credit facilities, subject to the conditions set forth in the Debt Commitment Letter:

•	to Parent, a tender facility of up to $200 million for the purpose of financing the Offer and paying related fees and expenses (the “Tender Facility”);

•	to CKx, a $35.0 million senior secured revolving credit facility (none of which is expected to be drawn at the closing of the facility) for the purpose of providing ongoing working capital and for other general corporate purposes of CKx and its subsidiaries (the “Revolving Credit Facility”); and

•	to CKx (and, upon closing of the Merger, Parent, which will assume all of the obligations of CKx, if any) a Senior Secured Second-Priority Bridge Facility of up to $360 million for the purpose of financing the Merger, repaying certain existing indebtedness of CKx and paying related fees and expenses (the “Bridge Facility” and, together with the Tender Facility and the Revolving Credit Facility, the “Credit Facilities”).

The availability of the Credit Facilities is subject, among other things, to consummation of the Offer in accordance with the Merger Agreement, unless a termination of the Offer shall have occurred, in which case the availability of the Credit Facilities is subject to the consummation of the Merger (in each case without giving effect to any amendments or waivers to the provisions of the Merger Agreement that are materially adverse to the lead arranger or lenders under such facilities without the consent of the commitment parties thereunder). The availability of the Credit Facilities is also subject to, among other things, payment of required fees and expenses, the funding of the cash equity to be provided by the Apollo Funds, the refinancing of certain of CKx’s existing indebtedness and the absence of certain types of other indebtedness, delivery of certain historical and pro forma financial information, the execution of certain guarantees and the creation of security interests and the negotiation, execution and delivery of definitive documentation. An affiliate of Goldman Sachs USA is a holder of CKx Common Shares.

On June 2, 2011, the Debt Commitment Letter further was amended and restated by GS, Parent, Merger Sub, Macquarie Capital (USA) Inc. and MIHI LLC (together with Macquarie Capital (USA) Inc., “MC”) (the “Amended and Restated Debt Commitment Letter”). Pursuant to such Amended and Restated Debt Commitment Letter, GS agreed to provide 67% and MC agreed to provide 33% of the Debt Financing contemplated by the Debt Commitment Letter upon the terms and subject to the same conditions as set forth in the Debt Commitment Letter.

The foregoing summary of the Debt Commitment Letter and the Amended and Restated Debt Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Debt Commitment Letter and the Amended and Restated Debt Commitment Letter, which are filed as Exhibits (e)(4)(A) and (e)(4)(B) hereto, respectively, and are incorporated herein by reference.

Limited Guarantee.

In addition to the Equity Commitment Letter, the Apollo Funds have also provided CKx with a limited guarantee (the “Limited Guarantee”) in favor of CKx guaranteeing the payment of up to $40,000,000 to pay any termination fee owed by Parent to CKx pursuant to the Merger Agreement. The foregoing summary of the Limited Guarantee does not purport to be complete and is qualified in its entirety by reference to that document, which includes certain conditions and limitations including termination provisions. The foregoing summary of the Limited Guarantee does not purport to be complete and is qualified in its entirety by reference to the Limited Guarantee, which is filed as Exhibit (e)(5) hereto and is incorporated herein by reference.

Amendment to Rights Plan.

In connection with CKx’s execution of the Merger Agreement, CKx and Mellon Investor Services LLC, as rights agent (the “Rights Agent”), entered into a Second Amendment, dated May 10, 2011 (the “Second Amendment”), to the Rights Plan, dated as of June 24, 2010, between CKx and the Rights Agent (as amended prior to the Second Amendment, the “Rights Plan”). The Second Amendment provides that, among other things, none of the Offer, the execution of the Merger Agreement nor the consummation of the Merger or the other transactions contemplated by the Merger Agreement will trigger the separation or exercise of the Stockholders’ rights or any adverse event under the Rights Plan. In particular, none of Parent, Merger Sub, any person party to a support agreement or any of their respective affiliates or associates will be or any of their respective affiliates or associates will be deemed to be an Acquiring Person (as defined in the Rights Agreement) solely by virtue of the Offer, the approval, execution, delivery, adoption or performance of the Merger Agreement or the consummation of the Merger or any other transactions contemplated by the Merger Agreement. The Second Amendment also provides that all of the Stockholders’ rights triggerable under the Rights Plan will expire in their entirety immediately prior to the earlier to occur of the Acceptance Time and the effective time of the Merger without any payment to be made on behalf thereof. The foregoing summary of the Second Amendment does not purport to be complete and is qualified in its entirety by reference to the Second Amendment, which is filed as Exhibit (e)(6) hereto and is incorporated herein by reference.

Amendment to Bylaws.

On May 9, 2011, the Board approved an amendment to the Amended and Restated Bylaws of CKx, which amendment became effective as of May 10, 2011. The amendment removed from the bylaws the provision prohibiting action by Stockholders without a meeting by written consent and added a provision expressly permitting any action to be taken without a meeting if a consent or consents in writing, setting forth the action so taken, are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. The foregoing summary of the amendment to the Amended and Restated Bylaws does not purport to be complete and is qualified in its entirety by reference to the amendment, which is filed as Exhibit (e)(7) hereto and is incorporated herein by reference.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

(a)	Solicitation/Recommendation

During a meeting held on May 9, 2011, the Board, by a majority vote (with Ms. Priscilla Presley abstaining and Mr. Bryan Bloom dissenting), (i) determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement were fair and advisable to and in the best interests of CKx and Stockholders, including to CKx’s unaffiliated stockholders; (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in all respects; (iii) directed that the Merger Agreement be submitted to Stockholders for adoption and approval (unless the Merger is consummated by way of a “short-form” merger in accordance with the applicable provisions of the DGCL) and (iv) resolved to recommend that CKx’s stockholders, including CKx’s unaffiliated stockholders, accept the Offer and vote in favor of the adoption and approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger (if required by the DGCL) (the “Recommendation”).

Accordingly, the Board recommends that you ACCEPT the Offer and tender your Common Shares into the Offer.

CKx has six non-employee directors. Of the six non-employee directors, four directors approved the Merger Agreement and the transactions contemplated by the Merger Agreement, one director dissented (as discussed below) and one director, Ms. Presley, abstained. Therefore, the Merger Agreement and the transactions contemplated by the Merger Agreement were approved by a majority of CKx’s non-employee directors.

One director, Bryan Bloom, dissented to the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement. Although Mr. Bloom concurred with the Board on the challenges facing CKx and the risks associated with remaining an independent company, he believed that the potential growth opportunities available to CKx could create value over an 18 to 24 month period greater than the consideration being offered by Apollo and believed that these opportunities outweighed the attendant risks involved. Notwithstanding his dissent, Mr. Bloom concurred with the Board that Stockholders should be given the opportunity to evaluate the transaction. Mr. Bloom also concurred with the Board in the belief that the process conducted by the Board was substantively and procedurally fair to Stockholders. While Mr. Bloom is an employee of WRH Partners II, L.L.C., (“Huff”), the general partner of two beneficial owners of Common Shares, Mr. Bloom’s views with respect to the transaction were expressed in his capacity as a director only and do not necessarily reflect the views of Huff. Mr. Bloom has not made a decision as to whether or not he intends to support the offer or tender any of his shares into the offer.

(b)	Background of the Transaction

Since CKx’s inception in 2005, the Board has periodically met with senior management of CKx to discuss and review potential strategic directions for CKx in light of CKx’s financial performance, developments in the entertainment and content management industries and the competitive landscape and markets in which CKx operates. These meetings have also addressed, from time to time, hypothetical acquisition or business combinations involving various other parties.

On June 1, 2007, CKx announced that it had entered into a series of agreements with 19X, Inc. (“19X”), an investor group led by Robert F.X. Sillerman, the then Chairman of the Board and Chief Executive Officer, and Simon Fuller, who, at the time served as a director of CKx and as Chief Executive Officer of 19 Entertainment Limited, a wholly-owned subsidiary of CKx. Under the terms of these agreements, Stockholders were to receive $13.75 per share in cash, plus a distribution of 50% of the shares in FX Luxury Realty, LLC, an affiliate of Mr. Sillerman that had real estate interests in Las Vegas, Nevada. These agreements provided that Mr. Sillerman, Mr. Fuller and certain other members of senior management would retain all or a substantial portion of their respective equity interests in the surviving company in a merger. 19X did not have committed financing at the time of entry into the agreements, but pursuant to the terms of the agreements, 19X had 60 days to deliver equity and debt commitment papers to CKx in an amount sufficient to complete the transaction. The agreements also contained a 45 day “go-shop” period during which CKx and its representatives were permitted to solicit third parties for offers with respect to a sale of CKx. The closing price of the Common Shares on June 1, 2007 was $12.58. During the first “go-shop” period, outbound inquiries were made to approximately 45 parties, including 18 strategic parties and 27 financial sponsors, to solicit interest in pursuing a transaction with CKx. No party made an offer to the Board that the Board determined was superior to the transaction with 19X during the “go-shop” period.

On June 20, 2007, an affiliate of Apollo Management entered into a confidentiality agreement with CKx for the purpose of facilitating discussions with representatives of CKx and 19X regarding financing of 19X’s potential transactions with CKx. None of these discussions resulted in any agreements between Apollo Management or any of its affiliates and CKx or 19X.

On July 31, 2007, Mr. Sillerman, on behalf of 19X, informed the special committee of the Board that the recent deterioration of credit conditions in the overall market had made it uneconomic to execute the financing commitments on the terms then being offered by 19X’s potential financing sources. Mr. Sillerman requested an extension of the deadline for providing signed financing commitment letters for an additional period of up to 60 days, which extension was granted by the special committee on August 1, 2007.

On September 28, 2007, CKx announced that it had further amended its agreements with 19X. The amended agreements, among other things, adjusted the consideration to Stockholders by providing for a distribution of 100% of the shares in FX Real Estate and Entertainment Inc. (a corporation to which all of the ownership interests in FX Luxury Realty were contributed) to Stockholders and reducing the cash portion of the consideration by the incremental increase in value being received by Stockholders as a result of this additional distribution of FX Real Estate and Entertainment Inc. shares; extended the deadline for 19X to deliver commitment papers to CKx for an additional 30 days; extended the outside date for the closing of the transaction by 90 days; and provided for an additional 30 day “go-shop” period during which CKx could continue to solicit third parties for offers with respect to a sale of CKx. The closing price of the Common Shares on September 28, 2007 was $10.57. During the second “go-shop” period, three financial sponsors and two strategic parties were contacted and each party declined to participate in the evaluation of CKx. On November 7, 2007, 19X delivered fully executed financing commitment letters to the special committee.

Between December 2007 and May 2008, 19X attempted to secure debt and equity financing for the transaction as changes in economic conditions had made funding under the terms and conditions of the previously delivered commitment letters unlikely.

On May 27, 2008, CKx’s agreement with 19X was again amended to reduce the purchase price previously offered to $12.00 per share; to provide for a third “go-shop” period of approximately 60 days; and to provide for a later outside date of September 30, 2008 for 19X to obtain certain financing for the transaction, as the financing under the commitment letters previously delivered to the special committee was no longer viable. The closing price of the Common Shares on May 27, 2008 was $10.21. No party made an offer to the Board that the Board determined was superior to the transaction with 19X during the third “go-shop” period.

On September 22, 2008, CKx announced that Mr. Sillerman had informed CKx, on behalf of 19X, that in light of recent turmoil in the financial sector and the related tightening of the financing markets, that 19X would be unable to consummate the pending acquisition of CKx. The closing price of the Common Shares on September 22, 2008 was $6.76. On November 1, 2008, 19X delivered a letter to the Board terminating its agreements with 19X, citing the economic conditions which made it impossible to consummate the transaction, while indicating that Mr. Sillerman and Mr. Fuller intended to continue to pursue alternatives for an acquisition of CKx. The closing price of the Common Shares on November 3, 2008 (the first trading day after announcement of the termination of these agreements) was $4.18. In connection with the termination, 19X paid to CKx a termination fee of $37,000,000 (paid by Mr. Sillerman delivering, on behalf of 19X, 3,339,350 Common Shares and a cash payment of $500,000; the number of Common Shares delivered was calculated by using an assumed value of $11.08 per Common Share as agreed upon in the merger agreement). In December 2008, Mr. Sillerman and Mr. Fuller, citing the continued global economic difficulties and related credit freeze, informed CKx that they no longer intended to actively pursue an alternate transaction at that time for the acquisition of CKx.

Between December 2008 and December 2009, the Board continued to discuss strategic alternatives for CKx and to solicit interest from third parties, including both strategic parties and financial sponsors, for a potential transaction involving CKx. Members of the Board also received various inbound inquiries during this time period. During this time period, confidentiality agreements were executed with a total of eight interested parties, representing both strategic acquirers and financial sponsors, who were given the opportunity to conduct due diligence with respect to CKx. Other than as described below with respect to Party A, no party expressed an interest in pursuing a transaction with CKx.

On November 19, 2009, a financial sponsor, whom we refer to as Party A, submitted a preliminary, non-binding indication of interest to CKx. The preliminary offer indicated an offer price of $8.00 to $8.75 per share, subject to Party A’s due diligence investigation. The closing price of the Common Shares on November 18, 2009 was $6.07. The proposal described Party A’s offer as fully funded and committed by Party A and its affiliates and not dependent on outside financing. The Board formed a Special Committee of the Board composed of all of the independent directors and authorized the Special Committee to evaluate, review and negotiate the non-binding proposal from Party A and any and all other proposals concerning any potential strategic transaction involving CKx or other alternatives. On December 1, 2009, the Special Committee engaged Gleacher & Company Securities, Inc. (“Gleacher & Company”), as its financial advisor in relation to any possible sale transaction involving CKx. The Special Committee also engaged Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”) as its legal advisor at this time.

On December 2, 2009, Party A entered into a confidentiality agreement with CKx. Throughout December of 2009, Party A conducted due diligence on CKx, including to meet with representatives of management and Gleacher & Company on several occasions. On January 15, 2010, Party A informed CKx that it had made a business decision to end discussions involving a potential purchase of CKx.

On February 22, 2010, Party A submitted a revised non-binding indication of interest to purchase CKx to the Board. The non-binding proposal contained a proposed purchase price of $5.50 per share, or up to $6.00 to $7.00 per share if its due diligence supported additional EBITDA than the run-rate EBITDA used in making its $5.50 per share offer. The closing price of the Common Shares on February 19, 2010 (the last trading day prior to Party A’s submission of its proposal) was $3.96. The non-binding indication of interest provided that the transaction was expected to be fully funded through committed equity and debt financing from Party A and its affiliates, and was not dependent on obtaining outside financing commitments. In order to move forward with negotiations with CKx, Party A required that CKx agree to a 21-day exclusivity period. The Special Committee determined it was advisable to move forward with Party A on an exclusive basis. CKx entered into an exclusivity agreement and negotiated exclusively with Party A with respect to a possible sale transaction from February 25, 2010 through March 19, 2010. Throughout this period, Party A performed extensive financial, legal, operational and accounting due diligence and utilized financial, legal and accounting advisors that it had retained.

On March 10, 2010, after Party A had concluded the majority of its due diligence, Party A delivered a preliminary term sheet to CKx which proposed a purchase price of $5.50 per share and delivery of equity and debt commitment letters at the signing of the definitive agreements relating to a transaction, although Party A’s obligation to complete the transaction would be subject to the receipt of debt financing. The closing price of the Common Shares on March 9, 2010 was $5.17. The Special Committee instructed Gleacher & Company to respond to Party A to inform Party A that its offer was insufficient, and that Party A needed to increase its offer price and that CKx would not agree to any transaction that involved a financing contingency. At this time, Party A asked for an extension of exclusivity to work to meet the Special Committee’s requirements. The Special Committee determined that exclusivity should be extended to March 25, 2010, and the parties later agreed to a further extension of exclusivity through March 29, 2010. On March 25, 2010, Party A informed Gleacher & Company that it would not be able to increase its offer price beyond $5.50 per share and that it would be unable to deliver committed financing at signing of definitive documents relating to a transaction. Counsel to Party A delivered a draft merger agreement to Wachtell Lipton on March 28, 2010. The draft merger agreement contained a financing contingency, which the Special Committee informed Party A was not acceptable.

On March 29, 2010, in response to market rumors, CKx publicly confirmed that it was engaged in discussions regarding a possible transaction involving the sale of CKx. The closing price of the Common Shares on March 29, 2010 was $6.15.

On March 30, 2010, CKx resumed discussions with various other strategic parties and financial sponsors who expressed an interest in a potential transaction involving CKx and responded to several parties who had made inbound calls during the exclusivity period. CKx entered into additional confidentiality agreements with third parties and the parties continued their due diligence of CKx. A draft merger agreement was sent to three financial sponsors who expressed an interest in a transaction with CKx. No potential strategic partners expressed an interest in entering into confidentiality agreements. None of these discussions resulted in an offer to purchase CKx or negotiation of a definitive agreement.

On April 20, 2010, Gleacher & Company informed the Special Committee that no other party with whom CKx was holding discussions had indicated that it was willing to make an offer to purchase CKx at this time. The Special Committee discussed that Party A had still not obtained financing for the transaction.

On April 30, 2010, Party A again reaffirmed its offer at $5.50 per share to the Special Committee and indicated it still expected to be able to obtain debt financing commitment letters at the signing of definitive transaction documents. The closing price of the Common Shares on April 29, 2010 was $6.15. The Special Committee informed Party A that in light of the fact that it had been 5 months since Party A had proposed a fully funded transaction and no financing commitments had yet been obtained that it would no longer be actively pursuing a transaction with Party A.

On May 6, 2010, Mr. Sillerman resigned as Chairman and Chief Executive Officer of CKx.

On May 28, 2010, CKx publicly confirmed that it had received a proposal from a group of investors led by Simon Fuller (who had since left his posts as a director of CKx and as Chief Executive Officer of 19 Entertainment) to acquire CKx and that the Board was evaluating the proposal, as well as other potential strategic alternatives for CKx and publicly announced that Gleacher & Company and Wachtell Lipton were assisting in its evaluation. Over the two weeks that followed, Gleacher & Company and CKx engaged in preliminary discussions with Mr. Fuller and his representatives and Mr. Fuller’s financial advisor conducted financial due diligence. These discussions did not result in an offer to purchase CKx.

Following his resignation, in May and June 2010, Mr. Sillerman announced that he was reviewing alternatives regarding his holdings in CKx, including acquiring additional shares or seeking control of CKx either alone or in conjunction with a financial partner. During the time period beginning in June 2010 and continuing thereafter through the first part of 2011, Mr. Sillerman engaged in informal discussions from time to time with persons who might provide financing for, or participate in, an offer to acquire a controlling interest in CKx and with persons who might be interested in agreeing not to tender their shares in the offer, although none of these discussions resulted in any agreements.

On June 22, 2010, Mr. Sillerman announced that an entity, who we refer to as Party C, a financial sponsor, was making a written proposal to the Board with respect to providing liquidity to holders of the Common Shares. Mr. Sillerman wrote to the Board and urged it to pursue this opportunity. Following Mr. Sillerman’s renewed interest in a transaction to acquire control of CKx, on June 24, 2010, CKx adopted the Rights Plan.

On June 25, 2010, Party C expressed interest to CKx in making an offer to purchase CKx. Party C executed a confidentiality agreement with CKx and conducted due diligence with CKx management on June 28, 2010. These discussions did not result in an offer to purchase CKx or in negotiation of a definitive agreement with Party C.

On July 13, 2010, after Mr. Sillerman informally indicated to CKx his interest in making an offer for CKx in which certain substantial Stockholders would agree not to tender their shares, CKx amended the Rights Plan to accommodate agreements of this nature. Also on July 13, 2010, Apollo Management entered into a joinder to Party A’s confidentiality agreement with CKx pursuant to which certain equity funds managed by Apollo Management would serve as a potential financing source to Party A regarding a transaction with CKx. These discussions did not result in an agreement between Apollo Management or any of its affiliates and Party A regarding any such transaction.

On August 9, 2010, at the request of Mr. Sillerman, representatives from Gleacher & Company and from Wachtell Lipton met with Mr. Sillerman, his advisors and Party C to discuss Mr. Sillerman’s interest in commencing a tender offer for a portion of the outstanding Common Shares. On August 12, 2010, CKx received a non-binding proposal from Mr. Sillerman with respect to the potential tender offer. As contemplated, the offer would be for all outstanding shares, subject to a minimum condition of receiving in the offer a number of shares that together with Mr. Sillerman’s shares would total a majority of the Common Shares on a fully diluted basis, and subject to receiving agreements from holders of approximately 30% of the outstanding shares not to accept the offer and to remain as stockholders of the surviving company. The contemplated price for the offer was in the range of $5.50 and $5.75 per share. Mr. Sillerman also stated that, if the offer were successful, he intended to return as executive chairman of CKx and explore potential acquisition or combinations involving media assets. These discussions did not result in an offer to purchase CKx or in negotiation of a definitive agreement with Mr. Sillerman.

On August 18, 2010, representatives of Apollo Management first expressed to CKx that the Apollo Funds were interested in making an offer to purchase CKx. Apollo Management executed a confidentiality agreement with CKx and Apollo Management and its representatives conducted due diligence with CKx management on August 20, 2010 and extensive financial and operational due diligence throughout August 2010 and September 2010. These discussions did not result in an offer to purchase CKx or in negotiation of a definitive agreement with Apollo Management at this time. From time to time thereafter, representatives of Mr. Sillerman and Apollo Management discussed the possibility of such a transaction.

On October 25, 2010, at a meeting of the Board, the Board considered whether to continue any discussions around a potential sale of CKx. The Board considered the fact that 19X, Mr. Sillerman’s investor group, had failed to complete a transaction with CKx over a 16-month period, and that two years of process following Mr. Sillerman’s failed purchase attempt had failed to produce any proposals that it determined were in the best interests of Stockholders and no party who had been interested in pursuing a transaction, including Party A and Apollo Management, both of whom had made preliminary indications of interest and conducted significant diligence, had obtained fully funded and committed financing for a transaction. The Board, in conjunction with senior management, concluded that ongoing sale discussions were likely to be unproductive and disruptive to the operation of CKx’s businesses. It therefore determined that it was advisable to publicly announce that it was terminating discussions of any potential sale transaction and that it would operate CKx on a standalone basis. CKx disclosed that the Board or CKx might, at a future date, reconsider its alternatives. The public announcement of termination of sale discussions was made on October 27, 2010. The closing price of the Common Shares on October 27, 2010 was $4.31.

In November 2010 and December 2010, CKx had preliminary discussions regarding a potential preferred stock equity investment by certain equity funds managed by Apollo Management. These discussions did not result in the execution of any definitive agreement. During January 2011 and February 2011, Apollo Management did not submit any additional proposals for any transaction with CKx at this time.

In March 2011, members of senior management of CKx received a call from a financial advisor indicating that it had a potentially interested purchaser for CKx, which was later disclosed to be Party B. Senior management referred the call to Gleacher & Company, who contacted the financial advisor and advised that, unless Party B was able to submit a fully funded and committed deal with respect to financing, the Board would not consider the proposal.

On March 18, Party B, a financial sponsor, submitted a non-binding indication of interest to the Board, proposing a purchase of 100% of the outstanding Common Shares at an offer price of $4.75 per share, which according to the letter, represented a 22.1% premium over the closing price of $3.89 per share on March 17. The proposal indicated that the offer was expected to be financed through Party B’s equity capital and outside debt financing, although Party B was prepared to pay 100% of the purchase price with its equity capital and the transaction would have no financing contingency. Party B required exclusivity to move forward with negotiations with CKx and expected to be able to complete its due diligence and negotiate definitive transaction documents within 21 days. Party B submitted a revised proposal on April 7, indicating that it would not require exclusivity and would also be prepared to complete confirmatory due diligence and negotiate definitive agreements within two weeks. A further non-binding proposal was submitted by Party B on April 10, increasing its offer price to $5.10 per share. The closing price of the Common Shares on April 8 (the last trading day prior to the submission of Party B’s revised proposal) was $4.50.

On March 21, Michael Ferrel, Chairman and Chief Executive Officer of CKx, received a non-binding indication of interest from Party C. Party C proposed an offer price of $4.50 per share, which, according to the letter, represented a 23% premium to the previous month’s average share price. On April 7, Party C provided a revised non-binding indication of interest proposing an offer price of $5.25 per share, which, according to the letter, represented a 38% premium to the average share price for the 30 days prior to the date on which rumors were circulated that a third party submitted a bid for CKx. The letter indicated that Party C’s internally-managed funds would fund all of the debt and equity for the proposed transaction. Party C required exclusivity to move forward in negotiations with CKx and indicated it would need approximately two weeks to complete its due diligence.

On March 23, Apollo Management sent a non-binding indication of interest to Mr. Ferrel indicating that the Apollo Funds were once again interested in pursuing a transaction with CKx to purchase 100% of the outstanding Common Shares at an offer price of $5.00 per share, which, according to the letter, represented an approximately 30% premium to the closing share price as of October 27, 2010. The letter also indicated that Apollo Management had obtained high quality financing indications from credible institutions. On April 6, Apollo Management submitted a further letter to the Board reiterating its willingness to engage with CKx with respect to a potential sale transaction and also indicated that Apollo Management had made significant progress with respect to securing equity and debt financing and expected to have a fully funded and committed deal at the time of entry into definitive agreements. After submission of the April 6 letter, representatives from Apollo Management verbally confirmed to Mr. Ferrel that certain equity funds managed by Apollo Management were prepared to offer $5.50 per share. Apollo Management indicated it would require exclusivity to move forward with discussions with CKx and that it would need 15 business days to complete its due diligence and to negotiate transaction documents.

In connection with its March 23rd proposal and April 6 letter, Apollo Management indicated that if it were of interest to CKx, Apollo Management might be willing to consider a transaction structure that provided existing Stockholders the ability to rollover a very small portion of their Common Shares into the post-

transaction surviving company, subject to a maximum rollover amount that ensured certain equity funds managed by Apollo Management would own substantially in excess of 50% of CKx’s Common Shares. A CKx representative communicated to Apollo Management that it preferred the speed and certainty of a whole-company transaction and was not interested in a structure that created the potential that Stockholders might be left holding Common Shares in an illiquid, Apollo Management-controlled, non-listed company and accordingly encouraged Apollo Management to focus its efforts on providing a fully financed proposal for the acquisition of the entire company.

On April 15, the Board met to discuss the three unsolicited proposals for a sale of CKx that CKx had received from Apollo Management, Party B and Party C over the previous few weeks. The Board reviewed the three proposals with Gleacher & Company and senior management and discussed re-engaging in a process to explore strategic alternatives for CKx. In the course of this discussion, the Board reviewed with management and Gleacher & Company the current strategic position of CKx, the current market environment and the ability of CKx to continually grow and compete effectively in a challenging business environment, including discussions around CKx’s ability to acquire desirable assets to increase stockholder value. The Board concluded that, taking into consideration the current strategic position of CKx and CKx’s lack of success in identifying significant acquisitions that could increase stockholder value, it was advisable again to consider the current proposals and to seek interest from other possible strategic parties and financial sponsors. The Board also determined that it would not grant exclusivity to any third party.

The Board instructed Gleacher & Company at the April 15 meeting on a proposed process for soliciting interest in a sale of CKx and for negotiating a definitive transaction with interested parties. Gleacher & Company would first circulate to the Board a list of potentially interested strategic parties and financial sponsors to be contacted by Gleacher & Company. Gleacher & Company would then contact these parties and CKx would enter into confidentiality agreements with any interested bidders. Gleacher & Company would, at the same time, contact Apollo Management, Party B and Party C to outline the process. Interested bidders would then have approximately three weeks to conduct due diligence and to negotiate the transaction documents and at the end of this period, would be required to submit a final bid to the Board. All parties were told that they must provide evidence of committed financing to the Board as soon as possible or may be disqualified from the process.

On April 18, Gleacher & Company contacted Apollo Management, Party B and Party C to outline the proposed sale process. Party B and Party C executed confidentiality agreements with CKx on April 20. Apollo Management, Party B and Party C then began to work to complete their respective due diligence on CKx, which continued over the following weeks. Each party was told by Gleacher & Company that it would be required to submit a final proposal for fully funded and committed offers to purchase CKx (including fully negotiated transaction documents) on May 6. On April 18, Gleacher & Company also began to contact senior executives at other potentially interested bidders for CKx, including three additional financial sponsors and nine strategic acquirers. As a result of these outbound inquiries, two additional financial sponsors entered into confidentiality agreements with CKx. No potential strategic acquirers expressed any interest in a transaction involving CKx.

At the end of April 2011, representatives of Apollo Management engaged in exploratory discussions with Mr. Sillerman regarding the possible support of Mr. Sillerman for such an acquisition of CKx by certain equity funds managed by Apollo Management, including the terms under which Mr. Sillerman and his affiliates might retain an interest in the surviving company.

The Board held an update call on April 27 to discuss the status of a potential transaction with the interested parties. Gleacher & Company indicated that both Apollo Management and Party B were actively conducting due diligence and had had several meetings with senior management and had met with representatives of The Promenade Trust (the “Trust”) to discuss treatment of the Series B Convertible Preferred Stock, par value $0.01 per share, of CKx (the “Series B Preferred Shares”) and the Series C Convertible Preferred Stock, par value $0.01 per share, of CKx (the “Series C Preferred Share” and, together with the Series B Preferred Shares, the “Preferred Shares”) in the transaction along with related matters. Gleacher & Company also indicated that Apollo Management was in discussions with Mr. Sillerman in his capacity as a major

Stockholder of CKx regarding a possible support and non-tender arrangement. Gleacher & Company indicated that Party C, despite its initial indication of interest, had not conducted any significant due diligence to date. Gleacher & Company also confirmed to the Board that the two additional financial sponsors who had signed confidentiality agreements had not conducted any due diligence and indicated to Gleacher & Company that neither was interested in pursuing any transaction involving CKx. The Board inquired whether either Apollo Management or Party B had indicated that its due diligence had supported an offer price higher than $5.50 per share. Gleacher & Company indicated that neither party had made any indication with respect to the offer price other than the initial non-binding indications. The Board directed Gleacher & Company to work to obtain an offer price in excess of $5.50 per share from negotiations with Apollo Management and Party B, and in conjunction with this directive, modified the terms of Gleacher & Company’s engagement letter to provide financial incentives for Gleacher & Company to obtain a price per share in excess of $5.50. The Board also authorized Wachtell Lipton to send draft transaction documents to the respective counsel of Apollo Management, Party B and Party C, which Wachtell Lipton sent later that day.

The draft merger agreement sent by Wachtell Lipton provided for the transaction to be completed through a tender offer and second step merger. The agreement also provided for a 20 business day “go-shop” period; for a fully funded and committed deal with respect to financing with no financing contingency; for the ability of CKx to seek specific performance of the transactions contemplated by the agreement; and provided for payment by CKx of a termination fee of 3% of the common equity value of the transaction to accept a superior proposal.

Beginning on May 2, representatives of Mr. Sillerman and his affiliates and Apollo Management engaged in exploratory discussions concerning the terms of the possible support of Mr. Sillerman and his affiliates for an acquisition transaction by equity funds managed by Apollo Management, including the terms of a possible support and non-tender arrangement. During this period, Mr. Sillerman and his representatives also had exploratory discussions with Party B regarding the terms of a possible support arrangement by Mr. Sillerman and his affiliates of a transaction involving CKx and Party B.

The Board met on May 5 to discuss the status of a potential transaction with the interested parties. Gleacher & Company informed the Board that Apollo Management and Party B continued to be interested in pursuing a transaction with CKx and that both parties had indicated that they had substantially completed their respective due diligence. Apollo Management and Party B both indicated that they would be submitting revised proposals, along with comments to the merger agreement previously circulated by Wachtell Lipton, on May 6.

On May 6, CKx received a revised non-binding proposal from Apollo Management. The proposal indicated that equity funds managed by Apollo Management were prepared to offer $5.50 per share in cash for 100% of the outstanding Common Shares, which, according to the letter, represented an approximately 30% premium to the closing share price of $4.25 on May 5, 2011. The proposal also indicated that equity funds managed by Apollo Management had received a definitive commitment for the debt financing component of the transaction from Goldman Sachs and Apollo Management provided a draft of an equity commitment letter from certain equity funds managed by Apollo Management to provide 100% of the equity portion of the funds required to complete the transaction. The proposal contained a draft merger agreement, equity commitment letter, limited guarantee and debt commitment letter. Apollo Management requested a 10-day exclusivity period to finalize the merger agreement and related documents.

On May 6, Mr. Sillerman sent an email to CKx stating that he understood that CKx was considering offers for the sale of CKx and that he would support a cash offer at $5.50 per share or higher.

The Board held an update call on the evening of May 6 to discuss the proposal from Apollo Management. Representatives from Wachtell Lipton indicated that Apollo Management required as a condition to entry into a definitive merger agreement that affiliates of Apollo Management have negotiated satisfactory support agreements with Mr. Sillerman and the Trust; the “go-shop” provision had been deleted; and damages against Apollo Management’s affiliates were limited to a reverse termination fee equal to 5% of the value of the transaction even in the case of a willful breach (although CKx had the right to specific performance if all conditions to closing were met and the debt financing had been funded); and that Apollo Management had proposed a termination fee payable by CKx to accept a superior offer of 5% of the common equity value of the transaction, increased from the 3% proposed by CKx, plus reimbursement of Apollo Management’s and its affiliates’ expenses in an uncapped amount.

Gleacher & Company indicated that representatives from Party B had informed Gleacher & Company that Party B was expected to submit a proposal later in the evening or in the early hours of the following morning. Gleacher & Company also told the Board that Party C had informed Gleacher & Company that it was not interested in pursuing a transaction with CKx at this time. The Board determined, on the basis that it was likely to receive additional proposals, that it would not grant Apollo Management the requested exclusivity. In the event Apollo Management wished to proceed on a non-exclusive basis, the Board authorized Wachtell Lipton to negotiate the merger agreement and related transaction documents with Apollo Management on terms acceptable to CKx. Wachtell Lipton contacted counsel to Apollo Management to negotiate the transaction documents on a non-exclusive basis.

In the early hours of May 7, Gleacher & Company received a bid package from Party B. Party B’s non-binding letter of intent indicated that it proposed to purchase 100% of the outstanding Common Shares at a purchase price of $5.60 per share. The letter of intent also indicated that Party B was prepared to pay 100% of the equity capital from one of its equity funds, and that Party B believed it could reach definitive agreement with CKx in three days and requested exclusivity during the 3-day period. Party B also submitted a draft merger agreement, equity commitment letter and limited guarantee. Wachtell Lipton discussed with the Board the non-binding proposal received from Party B and noted the following issues with respect to the draft merger agreement from Party B: entry into the merger agreement was conditioned on entering into arrangements with the Trust; the “go-shop” provision had been deleted; and Party B would have the ability to terminate the merger agreement for any reason and pay CKx a $30,000,000 reverse termination free (and therefore CKx was not entitled to specific performance under any circumstance). Wachtell Lipton also noted that Party B’s willingness to enter into the merger agreement was not conditioned on entry into an agreement with Mr. Sillerman and that the proposed termination fee that Party B proposed to be payable by CKx to accept a superior offer was less than the fee proposed by Apollo Management.

Gleacher & Company then advised Party B that CKx would not agree to a period of exclusivity and that if Party B wished to move forward on a non-exclusive basis, that its counsel should work with Wachtell Lipton to finalize the merger agreement and other transaction documents as soon as possible.

Over the remainder of May 7 and throughout the afternoon of May 8, Wachtell Lipton negotiated with counsel to Apollo Management and counsel to Party B with respect to the merger agreements and related matters. Wachtell Lipton told both counsel to Apollo Management and counsel to Party B that the parties needed to improve their proposals by including a “go-shop” provision, by reducing the proposed termination fee and by permitting CKx to seek specific performance of the merger agreement. Counsel to both Apollo Management and counsel to Party B indicated that their respective clients would not be willing to move forward on the basis of the inclusion of a “go-shop” or where CKx had a specific performance remedy (other than, in the case of Apollo Management, the specific performance remedy available to CKx when all conditions to closing are satisfied and the debt financing has been funded).

The Board held an update call later that evening, where Gleacher & Company and Wachtell Lipton reported on the progress that had been made since the last update, including that Apollo Management had proposed a reverse termination fee of $35,000,000, which was higher than Party B’s proposed reverse termination fee of $30,000,000, and Apollo Management had lowered its expense reimbursement amount from $10,000,000 to $7,500,000 and any reimbursement would be credited against the proposed termination fee of $20,000,000. Wachtell Lipton informed the Board that neither Apollo Management nor Party B would agree to the inclusion of a “go-shop” provision. Gleacher & Company then described to the Board its efforts to confirm that Party B’s equity commitment was in fact, fully funded. Gleacher & Company and Wachtell Lipton had requested certain diligence items from Party B and its counsel to confirm that Party B had access to equity in an amount sufficient to pay the transaction consideration and indicated that the due diligence provided by Party B and its counsel prior to the time of the Board update call had been insufficient to confirm that Party B’s offer was fully funded. Gleacher & Company and Wachtell Lipton indicated that they would continue to work to confirm Party B’s access to adequate funding as soon as possible. The Board directed Wachtell Lipton and Gleacher & Company to continue to work with both Apollo Management and Party B to improve the price and terms of the offers throughout the evening, and that it should direct both parties to submit their best and final bids for the Board’s review by 7:00 p.m. EDT on May 9, and it was determined that the Board would meet thereafter to consider the final bids.

Gleacher & Company and Wachtell Lipton continued to negotiate with Apollo Management and Party B for the remainder of May 8 and throughout the course of the day on May 9. Gleacher & Company told Apollo Management that, if it was going to continue to require entry into support agreements with Mr. Sillerman and the Trust, Apollo Management needed to finalize those arrangements as soon as possible and in any event prior to the submission of its best and final bid. Gleacher & Company also informed Apollo Management that not every party was requiring entry into a support agreement with Mr. Sillerman as a condition to its agreement to a transaction. Apollo Management informed Gleacher & Company that it had made significant progress on reaching agreement with both Mr. Sillerman and the Trust and anticipated it would be able to reach agreement at the time of entry into a definitive transaction agreement. Wachtell Lipton informed counsel to Apollo Management that, contrary to what had been initially proposed by Apollo Management, any support arrangements with Mr. Sillerman or the Trust could not prohibit Mr. Sillerman or the Trust from supporting a superior offer accepted by the Board and resulting in termination of the merger agreement with affiliates of Apollo Management. Counsel to Apollo Management later informed Wachtell Lipton that Apollo Management had agreed that any support agreement with either Mr. Sillerman or the Trust would terminate if CKx terminates the merger agreement with affiliates of Apollo Management. Counsel to Apollo Management also sent a draft of the proposed support agreement with Mr. Sillerman to Wachtell Lipton in the afternoon of May 9. When Gleacher & Company expressed the Board’s concern about Apollo Management’s ability to complete its arrangements with Mr. Sillerman in the necessary timeframe, Apollo Management agreed that, while it wished to continue to work with Mr. Sillerman to agree on a support and non-tender arrangement, it would not require finalization of this agreement to enter into a definitive transaction with CKx.

Apollo Management in its May 9th proposal stated that it would be willing to consider structural alternatives to provide Stockholders, other than Mr. Sillerman and the Trust, the opportunity to participate through a continuing equity interest in CKx. CKx believed that Apollo Management’s statement in its May 9th letter was a reference to its earlier proposals that were not of interest to CKx. CKx was also concerned about potential delays if it were to switch transaction structures and particularly that Party B might no longer be interested in a transaction while CKx explored these alternatives with Apollo Management and that Apollo Management might seek to lower the price or alter terms of its proposal if it were to learn that it was negotiating exclusively with CKx. Accordingly, CKx did not consider exploring these alternatives with Apollo Management.

Gleacher & Company also spoke to representatives from Party B to inform them that if Party B was going to continue to require entry into arrangements with the Trust as a condition to entering into a transaction with CKx, it needed to work quickly to finalize these arrangements and to have them substantially complete prior to the time of submitting its best and final bid. After learning that Apollo Management anticipated that it would reach agreement with the Trust and would be ready to submit this agreement with its final bid package, Gleacher & Company spoke to a representative of Party B to inform Party B that it would also need to submit an agreement with the Trust with its best and final bid package or agree to drop the requirement. Party B then agreed to drop the requirement.

Both Gleacher & Company and Wachtell Lipton had several conversations with representatives of Party B on May 9 with respect to working to confirm that Party B’s offer was fully funded. None of these conversations resulted in the production of sufficient confirmation by Party B that its equity commitment was fully funded. Wachtell Lipton asked counsel to Party B to provide the fund documentation for Party B. Party B said that it would not provide the fund documentation citing confidentiality concerns with respect to the identity of the investors in Party B. Wachtell Lipton indicated that CKx was willing to sign a confidentiality agreement and to review and discuss the documents on a counsel-to-counsel basis to meet Party B’s confidentiality concerns. Wachtell Lipton also informed counsel to Party B that they could redact any references to specific investors. Counsel to Party B refused. In a further conversation with Wachtell Lipton, counsel to Party B who had participated in the formation of Party B’s fund again refused to provide documentation but advised Wachtell Lipton that the equity commitment required to fund the transaction exceeded the allowable investment basket provided for in the fund’s documentation. Gleacher & Company called representatives from Party B to inquire whether Party B had additional funding to close the gap between the permitted investment amount by Party B’s fund and the total amount of equity needed to fund the transaction. A representative from Party B told Gleacher & Company that Party B did not have definitive arrangements to close the equity gap, but that Gleacher & Company should “trust” Party B’s ability to arrange for additional financing prior to the closing of any transaction.

Apollo Management contacted Gleacher & Company shortly before 7:00 p.m. EDT to request a brief amount of time to finalize its bid. Shortly thereafter, Apollo Management submitted its best and final bid, which contained a bid letter and drafts of all of the related transaction documents and also included copies of draft support agreements with Mr. Sillerman and the Trust. Shortly before the start of the Board meeting, Wachtell Lipton received a revised draft merger agreement from Party B and did not receive any of the other related transaction documents or a bid letter.

In the evening on May 9, the Board convened a meeting to review the final proposals received from both Apollo Management and Party B. Wachtell Lipton summarized in full for the Board and senior management the final proposals from both parties and also highlighted the changes in the material terms. Apollo Management’s final proposal contained an offer price of $5.50 per share; was fully funded and committed with respect to the proposed equity and debt financing; contained an increased reverse termination fee of $40,000,000; and provided for specific performance where the conditions to closing of the tender offer and the merger had been satisfied and the debt financing was to be funded. Party’s B final proposal contained an offer price of $5.60 per share but was not accompanied by evidence that its equity commitment could be fully funded; did not provide for specific performance under any circumstances; and contained a lower reverse termination fee of $30,000,000.

The Board discussed the proposals from Apollo Management and Party B. The Board discussed the fact that the offer from Party B was not funded and did not provide for specific performance and had a lower reverse termination fee. The Board also considered the approximately four-year history of attempts to enter into a transaction with various parties and the consequences of entering into agreements that were not financed. In light of these factors, the Board concluded that the Party B proposal presented a substantially higher risk of non-consummation and was not superior to the proposal from Apollo Management, and not in the best interests of Stockholders to accept the proposal.

Gleacher & Company then reviewed its financial analysis regarding a proposed transaction at an offer price of $5.50 per share, and rendered its oral opinion (subsequently confirmed in writing) to the effect that, as of such date and based upon and subject to the qualifications, limitations and assumptions specified therein, the price of $5.50 per share in cash to be received by Stockholders (other than the Excluded Persons (as defined below)) is fair, from a financial point of view, to Stockholders. Wachtell Lipton then discussed the legal duties and standards applicable to the decisions and actions being considered by the Board.

A majority of the Board (with Ms. Priscilla Presley abstaining and Mr. Bryan Bloom dissenting) resolved to approve the Merger Agreement with affiliates of Apollo Management and the transactions contemplated by the Merger Agreement, including the Offer and the Merger.

Following the Board meeting, Gleacher & Company and Wachtell Lipton informed representatives of Apollo Management that the Board had approved its proposal and the parties and their respective counsel finalized and the parties executed the definitive transaction documents. Following the adoption of the Second Amendment providing that entry into definitive transaction documents and performance of the transactions contemplated by such agreements would not trigger the provisions of the Rights Plan, Apollo Management and its counsel also finalized definitive support agreements with both Mr. Sillerman and his affiliates and the Trust. Those parties executed definitive agreements with affiliates of Apollo Management concurrently with the execution of definitive agreements between affiliates of Apollo Management and CKx. CKx and Apollo Management then issued a joint press release prior to the opening of the U.S. financial markets on May 10.

On May 17, 2011, Parent, Merger Sub and CKx executed an amendment to the Merger Agreement as described in Item 3(b), “Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Parent — The Merger Agreement.”

(c)	Reasons for the Recommendation

In reaching its determination of the fairness of the terms of the Offer and Merger and its decision to approve the Merger Agreement and recommend that the holders of Common Shares, including CKx’s unaffiliated stockholders, accept the Offer and tender their Common Shares pursuant to the Offer and, if required by law, adopt and approve the Merger Agreement and the transactions contemplated thereby, the Board considered a variety of factors weighing in favor of the Offer and the Merger, as well the risks associated with the Offer and the Merger, including, among others, the material factors listed below.

Expected Benefits of the Offer and the Merger.

The Offer and the Merger are expected to result in several benefits to all Stockholders, including the unaffiliated stockholders, including the following factors which the Board viewed as supporting its fairness determination. Where the following section discusses factors or changes that could potentially impact the financial performance or profitability of CKx, or the price or trading range of the Common Shares, the discussion is intended to refer to the Board’s consideration of the potential impact on the value of Common Shares held by the unaffiliated stockholders of CKx.

•	The Board’s belief that the Offer and the Merger represented the surest and best prospect for maximizing stockholder value, based on the Board’s assessment, after consultation with its legal and financial advisors, of the alternatives reasonably available to CKx. The Board reviewed the possible alternatives to the Offer and the Merger (including the possibility of continuing with CKx’s current business plan), the perceived risks and benefits of any such alternatives, including the timing and likelihood of consummating any such alternative, and it is the Board’s view that the Offer and Merger present a superior opportunity to any such alternatives.

•	The Board’s understanding and analysis of the historical and prospective operating environment and financial performance of CKx, including the existing cash flow, liquidity and financial flexibility of CKx on a stand-alone basis and the ability of CKx to pursue growth opportunities and to expand into new businesses.

•	The risks of remaining an independent company and pursuing CKx’s strategic plan, including the risks relating to the unpredictability of continued popularity of CKx’s brands and on-air talent, the upcoming expiration of certain key contractual arrangements with third parties, and maintaining and protecting CKx’s intellectual property rights.

•	The significance of consolidation and acquisition activity to CKx’s future growth plans and the Board’s assessment of the prospects of CKx being able to consummate such plans, given the limited attractive opportunities that had been identified to date, the range and availability of likely opportunities in the future, CKx’s financial resources on a standalone basis relative to potential competitors and the opportunities for acceptably accretive acquisitions.

•	The Board’s familiarity, based on multi-year strategic reviews, with the range of possible partners for CKx and how they would likely approach valuing CKx based on its financial performance;

•	The Board considered that CKx, with the assistance of its management and advisors, had conducted a robust process for the sale of CKx and had solicited interest from third parties, including both strategic parties and financial sponsors over the course of several years, had responded to the parties that made inbound calls and unsolicited proposals and had executed confidentiality agreements with interested parties.

•	The Board reviewed the historical market prices, volatility and trading information with respect to the Common Shares. Specifically, the Board noted that the Offer Price represented an approximately 24%

premium over the closing price of the Common Shares on May 9, 2011 and an approximately 38% premium over CKx’s average closing price over the six months preceding the announcement of the Merger Agreement.

•	The Board considered its understanding that the Offer and the Merger likely would be completed based on, among other things, the absence of a financing condition or any condition requiring third party consents, the financing commitments received by Parent for all of the funds needed to consummate the Offer and the Merger, the financial strength of the Apollo Funds and the financial institutions providing such commitments, the limited number of conditions to the Offer and Merger, Apollo Management’s extensive prior experience in completing acquisitions of other companies, and the fact that CKx has a limited right to seek specific performance in the situation where all of the conditions to the Offer and the Merger have been satisfied or waived and the debt financing has been funded.

•	The Board’s belief that the transaction, by providing a fixed cash price to Stockholders eliminates the risk of the continued and demonstrated volatility of CKx’s equity price in the public markets.

•	The financial strength of Apollo Management and its affiliates, which maintain $70 billion of assets under management, $15 billion of which represent funding commitments held by Apollo Investment Fund VII, L.P. (“Apollo VII”). The financial strength of Apollo VII contributes to the certainty of closing and the certainty that all Stockholders will expeditiously receive the all-cash consideration of the Offer Price.

•	After contacting 14 potential third-parties in April 2010, only five parties signed confidentiality agreements and only one other party (Party B) submitted a proposal, and that proposal was not fully financed, contained a lower reverse termination fee and did not provide for specific performance.

•	CKx’s right to withdraw or modify its recommendation in favor of the Offer and the Merger or terminate the Merger Agreement under certain circumstances, including its ability to terminate the Merger Agreement in connection with a superior offer, subject to the payment of a $20,000,000 fee and certain other conditions, and in the event of certain breaches or failures by Parent of its representations, warranties, covenants or agreements set forth in the Merger Agreement.

•	The opinion of Gleacher & Company delivered to the Board on May 9, 2011, to the effect that, as of such date and based upon and subject to the qualifications, limitations and assumptions set forth therein, the $5.50 per Common Share in cash to be received by Stockholders (other than Mr. Robert F.X. Sillerman and the Affiliates and the Associates of Mr. Robert F.X. Sillerman (the terms “Affiliate” and “Associate” as used herein shall have the meanings ascribed to them under Rule 405 of the Securities Act of 1933, as amended), such persons being collectively referred to herein as the “Excluded Persons”), in the Offer and the Merger is fair, from a financial point of view, to Stockholders.

•	The fact that the transaction is structured as a tender offer and a second step merger, which can often be completed more promptly than would have been the case with a one-step merger, meaning that all Stockholders can receive the consideration value for their Common Shares more promptly.

The Board also considered potential risks associated with the Offer and the Merger in connection with its evaluation of the fairness of the proposed transaction, including:

•	The risk that Parent may terminate the Merger Agreement and not complete the Offer in certain limited circumstances, including, subject to certain conditions, if there is a Material Adverse Effect (as defined in the Merger Agreement), or if CKx does not perform its obligations under the Merger Agreement in all material respects.

•	The risks and costs to CKx if the Offer does not close, including the potential diversion of management and employee attention, potential employee attrition and the potential effect on business and customer relationships.

•	The covenant in the Merger Agreement prohibiting CKx from soliciting other potential acquisition proposals and restricting its ability to entertain other potential acquisition proposals unless certain conditions are satisfied.

•	The provision in the Merger Agreement requiring CKx to pay, if the Merger Agreement is terminated under certain circumstances, a $20,000,000 termination fee (inclusive of Parent’s expenses) or, in other circumstances, Parent’s expenses up to $7,500,000.

•	The covenants in the Merger Agreement requiring CKx’s business prior to the completion of the Offer to be conducted in the ordinary course, as well as various other operational restrictions on CKx prior to the completion of the Merger, other than with the consent of Parent, that could delay or prevent CKx from undertaking business opportunities that could arise prior to the consummation of the Offer and the Merger.

•	The fact that Stockholders who tender their Common Shares (or whose Common Shares are converted to cash in the Merger, if it occurs) will not participate in any future earnings or growth of CKx and will not benefit from any future appreciation in the value of CKx.

•	The fact that the all-cash consideration in the transaction will be taxable for U.S. federal income tax purposes.

•	The matters described above in Item 3(a), “Past Contracts, Transactions, Negotiations and Agreements — Arrangements with Directors and Executive Officers of CKx.”

In addition to the above, the Board considered the following material factors in concluding that the transaction is procedurally fair to all Stockholders, including to CKx’s unaffiliated stockholders:

•	The fact that the Board retained independent financial advisors and legal counsel to render advice with respect to the proposed transaction.

•	The Board’s experience over the preceding four years and familiarity with potential transaction partners and transaction considerations.

•	The fact that there was not an unaffiliated representative acting on behalf of unaffiliated stockholders for purposes of negotiating the terms of the transaction, but that the independent directors met separately to discuss and review the terms of the transaction.

•	The Board’s ability, prior to the consummation of the Offer, to change its recommendation regarding the advisability of the Offer and the Merger in the event of a superior proposal, subject to the payment of a $20,000,000 termination fee and certain other conditions of the Merger Agreement.

•	The fact that the transaction is structured such that the Minimum Condition will be met so long as a majority of all Stockholders tender their Common Shares into the Offer (and that all of the Common Shares held by the Sillerman Stockholders are included for purposes of determining whether the Minimum Condition has been met) and that a long-form Merger would require submission of the Merger Agreement to all Stockholders for approval and will be approved if a majority of all Stockholders entitled to vote thereon vote in favor.

•	The fact that a short-form Merger cannot be completed unless 72.8% of Stockholders other than the Sillerman Stockholders tender their Common Shares in the Offer.

•	The fact that CKx’s unaffiliated stockholders will not be obligated to tender their Common Shares in the Offer; and if they so desire, will be able to exercise dissenters’ rights with respect to the Merger.

The Board based its ultimate decision on its business judgment that the benefits of the Offer and the Merger to Stockholders and to CKx’s unaffiliated stockholders outweigh the negative considerations. The Board concluded that, although the Offer and the Merger are not structured so that approval of at least a majority of unaffiliated stockholders is required to complete the Offer and the Merger, in light of the other procedural safeguards and factors discussed above, the absence of this requirement did not affect the Board’s determination that the Offer and the Merger are procedurally fair to CKx’s unaffiliated stockholders. The Board determined that the Offer and the Merger represent the best reasonably available alternative to maximize stockholder value with the least risk of non-completion. In the course of reaching its decision, the Board did not consider the liquidation value of CKx because it considered CKx to be a viable, going concern and therefore did not consider liquidation value to be a relevant methodology and because the Board believes that CKx would not be able to readily liquidate or monetize its assets in a manner that would be certain to yield value to CKx and its Stockholders in excess of the Offer consideration. Further, the Board did not consider net book value, which is an accounting concept, as a factor because it believed that net book value is not a material indicator of the value of CKx as a going concern but rather is indicative of historical costs. The Board also considered the historical trading prices of CKx’s stock, including, as discussed above, the fact that the Offer Price represents an approximately 24%

premium over the closing price of the Common Shares on May 9, 2011 and an approximately 38% premium over CKx’s average closing price over the six months preceding the announcement of the Merger Agreement and the financial analyses conducted by Gleacher & Company regarding CKx. Other than as described under “Background of the Transaction” in this Item 4, the Board did not consider any other firm offers made for CKx during the last two years as there were no such offers of which the Board was aware. In addition, the Board did not take into consideration the purchase price paid by CKx in transactions over the previous two years whereby it purchased its Common Shares, as the only such purchase made by CKx was made pursuant to the exercise of a put option by the holder at a price contractually agreed in 2005 and therefore the Board determined this purchase was not relevant as it did not indicate a current value for CKx. The Board, having reviewed the financial information and projections provided by management to Gleacher & Company and found Gleacher & Company’s use of such projections, at the direction of CKx’s management, to be reasonable, subject to the underlying assumptions regarding the nature of the financial projections as described in Item 8(f), “Additional Information — Projected Financial Information” below, and having understood the assumptions and data contained within Gleacher & Company’s financial analyses, considered and adopted as its own the financial analyses of Gleacher & Company in the course of reaching their respective decisions.

This discussion of the information and factors considered by the Board includes the material positive and negative factors considered by the Board, but is not intended to be exhaustive and may not include all of the factors considered by the Board. The Board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, and did not quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination that the Offer, the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement are fair and advisable to and in the best interests of CKx and its Stockholders, including to CKx’s unaffiliated stockholders. Rather, the Board conducted an overall analysis of the factors described above, including thorough discussion with, and questioning of, Company management and CKx’s outside advisors, and considered the factors overall to be favorable to, and to support, its determination. In addition, individual members of the Board may have given different weight to different factors. It should be noted that this explanation of the reasoning of the Board and certain information presented in this section, is forward-looking in nature and, therefore, that information should be read in light of the factors discussed in Item 8(l), “Additional Information — Forward-Looking Statements.”

(d)	Intent to Tender

Directors and Officers.

To CKx’s knowledge, after making reasonable inquiry, CKx has been advised that Michael G. Ferrel, Howard J. Tytel, Edwin M. Banks, Jack Langer, Jacques D. Kerrest, Kathleen Dore, Thomas P. Benson and Kraig G. Fox intend to tender all of their Common Shares pursuant to the Offer. In light of the Promenade Support Agreement, Ms. Presley has agreed not to tender her Common Shares pursuant to the Offer. Mr. Bloom has not made a decision as to whether or not he intends to support the offer or tender any of his shares into the offer. For a discussion regarding the Board’s decision with respect to the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, see “Solicitation/Recommendation” and “Reasons for the Recommendation” in this Item 4.

Support Agreements.

Sillerman Support Agreement.  In connection with the Merger Agreement, on May 10, 2011, Parent, Robert F.X. Sillerman, Sillerman Capital Holdings, L.P. and Laura Sillerman (collectively, the “Sillerman Stockholders” and the Common Shares owned by the Sillerman Stockholders, the “Sillerman Shares”) entered into a Non-Tender and Support Agreement, dated as of May 10, 2011, by and among Parent and the Sillerman Stockholders (the “Sillerman Support Agreement”) relating to the Sillerman Shares, as supplemented by the letter agreement dated as of May 16, 2011, by and among Parent and the Sillerman Stockholders. The following summary does not purport to be a complete description of the Sillerman Support Agreement and is qualified in its entirety by reference to the Sillerman Support Agreement and the Sillerman Letter Agreement,

a copy of which is filed as Exhibit (a)(2)(A) and (a)(2)(B), respectively, to this Schedule 14D-9 and is incorporated herein by reference.

As of the date of the Sillerman Support Agreement, the Sillerman Stockholders collectively owned 19,183,311 Sillerman Shares, which, represents approximately 20.7% of the total number of issued and outstanding Common Shares as of the close of business on May 9, 2011. Pursuant to the Sillerman Support Agreement, the Sillerman Stockholders agreed, among other things, (i) not to, directly or indirectly, tender any Sillerman Shares into the Offer, (ii) to contribute the Sillerman Shares to Parent (or its affiliate) prior to the Merger in exchange for cash at the same price per share as the Offer Price, subject to certain conditions, or a combination of cash and common stock of Parent (or its affiliate) in respect of not more than one-half of the Sillerman Shares (the “Parent Common Shares”) valued at the same price per share as the Offer Price and (iii) to vote in favor of adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement, and against any transaction or matter that would compete with, impede, interfere with, adversely affect, tend to discourage or inhibit the adoption of the Merger Agreement or the timely consummation of the transactions contemplated by the Merger Agreement. The Sillerman Stockholders are also obligated to exercise their Stock Options to purchase Common Shares which are exercisable at a price below the Offer price on a cashless basis to the extent requested by Parent in order allow Parent to acquire 90% of the total Common Shares outstanding, subject to the terms of the Sillerman Support Agreement.

In addition, at the election of the Sillerman Stockholders and subject to certain conditions, the Sillerman Stockholders will be permitted to contribute or sell to Parent, after consummation of the Offer but prior to the consummation of the Merger, a portion of the Sillerman Shares at a price per share equal to the Offer Price, in an amount not to exceed an aggregate amount of $50 million and elect, on or after the effective time of the Merger, subject to certain restrictions, to require Parent (or its affiliate) to repurchase all or a portion of the Parent Common Shares acquired by the Sillerman Stockholders for the same per share consideration as payable in the Offer and the Merger.

Each Sillerman Stockholder also agreed that it would not, and would not permit or authorize any of its representatives, directly or indirectly, to solicit, initiate, propose, encourage or knowingly facilitate any inquiry, participate in any discussions or negotiations regarding, or furnish to any person any information or data with respect to, or otherwise cooperate in any way with respect to any other acquisition proposal, and that each Sillerman Stockholder would immediately cease all existing discussions or negotiations with any person conducted theretofore with respect to any other acquisition proposal and advise Parent promptly of any other acquisition proposal or inquiry with respect to an acquisition proposal that such Sillerman Stockholder receives.

Each Sillerman Stockholder further agreed that, except for certain permitted transfers, it would not until the effective time of the Merger, directly or indirectly, sell, transfer, assign, pledge, encumber or similarly dispose of any of the Sillerman Shares, or enter into an option or other contract for any such disposition, or deposit the Sillerman Shares into a voting trust (except as provided in the Sillerman Support Agreement) or grant any proxy with respect to the Sillerman Shares.

In addition, each Sillerman Stockholder agreed to deliver certificates representing the Sillerman Shares to, and executed stock powers in favor of, a voting trust pursuant to a voting trust agreement to be entered into among the voting trust, Sillerman and Parent, within a prescribed period after the date of the Sillerman Support Agreement as may be waived or extended by Parent, and, in the event that a Sillerman Stockholder fails to do so, the Sillerman Stockholder could forfeit certain rights under the Sillerman Support Agreement.

If the Sillerman Stockholders acquire Parent Common Shares pursuant to the Sillerman Support Agreement, they will be required to enter into a stockholders agreement with Parent (or its affiliate) and certain other investors in Parent (or its affiliate) on or prior to the effective time of the Merger which will govern the parties’ rights and obligations with respect to capital stock of Parent (or its affiliate) following completion of the Merger. Among other rights, Parent has agreed that so long as the Sillerman Stockholders and any permitted transferees own at least 50% of the Parent Common Shares issued to them as of the effective time of the Merger (and, on or after the second anniversary of the effective time of the Merger, in no event less than 7.5% of all issued and outstanding Parent Common Shares on a fully-diluted basis),

Mr. Sillerman will be entitled to appoint one director to the board of directors of Parent (or its affiliate that issues the Parent Common Shares). Parent has also agreed to reimburse the Sillerman Stockholders for reasonable out-of-pocket expenses incurred in connection with the transactions contemplated by the Sillerman Support Agreement on the terms set forth in the Sillerman Support Agreement. Parent has also agreed that the Sillerman Stockholders (assuming the Sillerman Stockholders elect to receive Parent Common Shares as provided by the Sillerman Support Agreement) will be entitled to share with Apollo Management or its affiliates in any transaction or monitoring fees received by Apollo Management or such affiliates (excluding the Termination Fee (as defined below in the Merger Agreement)) pro rata based upon relative ownership of Parent (or its affiliate that issues the Parent Common Shares) as determined on a fully-diluted basis. In addition, the stockholders agreement will provide the Sillerman Stockholders with rights, under certain circumstances, to participate in sales, purchases and registrations of Parent Common Shares.

The Sillerman Support Agreement will terminate upon the earliest of (i) the effective time of the Merger (subject to exceptions for certain provisions intended to survive the effective time), (ii) the date on which the Merger Agreement is terminated and (iii) at the election of Mr. Sillerman, on or after the date that is five months after the date of the Sillerman Support Agreement, subject to an extension not to exceed 60 calendar days so long as Parent retains financing commitments with terms and conditions no less favorable than those existing as of the date of the commencement of the Offer.

Promenade Support Agreement.  Parent also entered into a support letter agreement, dated as of May 10, 2011, with the Trust (the “Promenade Support Agreement”). The following summary does not purport to be a complete description of the Promenade Support Agreement and is qualified in its entirety by reference to the Promenade Support Agreement, a copy of which is attached as Exhibit (a)(2)(b) to this Schedule 14D-9 and is incorporated herein by reference.

The Trust is the holder of all of the outstanding Preferred Shares. The Promenade Support Agreement provides, among other things, that the Trust will (i) vote in opposition to and not support any transactions that compete with those contemplated by the Merger Agreement, (ii) not transfer or convert its Preferred Shares prior to the consummation of the Merger and (iii) in its capacity as a holder of the Preferred Shares, consent to the Merger (to the extent such consent is necessary). The Promenade Support Agreement will terminate if the Merger Agreement is terminated.

The Promenade Support Agreement also provides that the Trust will contribute all of its Preferred Shares to Parent (or its affiliate) prior to the Merger for Parent Preferred Shares. After the completion of the Merger, the Trust will be entitled to designate at least one designee to serve on the board of directors of Parent (or its affiliate that issues the Parent Preferred Shares), with the same compensation, expense reimbursement and other benefits as any independent director of such entity. The Trust is also entitled, upon the effectiveness of the Merger, to reimbursement for all reasonable documented out-of-pocket expenses (including attorney’s fees) incurred by or on its behalf in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement and the Promenade Support Agreement in an amount not to exceed $250,000, in the aggregate. In addition, to the extent Apollo Management or its affiliates receive transaction or monitoring fees in connection with or following the Offer, the Merger and the other transactions contemplated by the Merger Agreement, the Trust will receive a portion of such fees based on its pro rata ownership of Parent (or its affiliate that issues the Parent Preferred Shares) as determined on an as-converted basis.

ITEM 5.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

Opinion of the Financial Advisor to the CKx Board of Directors

The Board retained Gleacher & Company to provide financial advisory services in connection with the Board’s consideration of strategic alternatives available to CKx and to act as CKx’s financial advisor in connection with the transaction. CKx selected Gleacher & Company to act as CKx’s financial advisor on the basis of Gleacher & Company’s qualifications, expertise and reputation as a financial advisor in strategic transactions and its familiarity with CKx and its business. On May 9, 2011, at a meeting of the Board held to evaluate the transaction, Gleacher & Company delivered to the Board an oral opinion, which was subsequently confirmed by delivery of a written opinion dated May 9, 2011, to the effect that, as of the date of the opinion and based on and subject to the factors, assumptions and limitations described in its opinion, the consideration to be paid to holders of CKx common stock (other than Excluded Persons) in the transaction was fair, from a financial point of view, to such holders.

The full text of the written opinion, dated May 9, 2011, of Gleacher & Company, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Exhibit (a)(2)(D) to this Schedule 14D-9 and is incorporated by reference herein in its entirety. We urge you to read the opinion carefully in its entirety. Gleacher & Company provided its opinion to the Board for the information and assistance of the Board in connection with its consideration of the transaction. Gleacher & Company’s opinion does not address any other aspect of the transaction and does not constitute a recommendation as to whether the Board should recommend or proceed with the transaction, nor does it constitute a recommendation to any Stockholder as to whether such Stockholder should tender its shares in connection with the Offer or how such holder should vote or act with respect to the transaction or any related matter.

In connection with its opinion, Gleacher & Company, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of CKx, including research analyst reports;

•	reviewed certain internal financial statements and other financial and operating data concerning CKx prepared by the management of CKx;

•	analyzed certain financial forecasts prepared by the management of CKx, which forecasts CKx has represented were at the time consistent with the best judgments of CKx’s management as to the future financial performance of CKx and were at the time the best currently available forecasts with respect to such future financial performance of CKx;

•	discussed the past and then-current operations and financial condition and the prospects of CKx with senior executives of CKx;

•	reviewed the reported prices and trading activity for CKx’s common stock;

•	compared the financial performance of CKx and the prices and trading activity of CKx’s common stock with that of certain other publicly traded companies and their securities that Gleacher & Company considered to be generally relevant;

•	reviewed a draft dated May 9, 2011, of the Merger Agreement; and

•	performed such other analyses, studies and investigations, and considered such other factors, as Gleacher & Company deemed appropriate.

For the purposes of its opinion, Gleacher & Company assumed and relied upon without independent verification the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information provided to, reviewed by or discussed with Gleacher & Company (including information that is available from generally recognized public sources). Gleacher & Company assumed, with CKx’s consent, that the financial projections and valuation estimates provided to Gleacher & Company by CKx were reasonably prepared and were consistent with the best currently available estimates and judgments of senior management of CKx as to the future financial performance of CKx and the other matters covered thereby. Gleacher & Company assumed no responsibility for and expressed no view as to such projections or any other forward-looking information or the assumptions on which they were based, and Gleacher & Company relied upon the assurances of the senior management of CKx that they were unaware of any facts that would make the information provided to or reviewed by Gleacher & Company incomplete or misleading.

In preparing its opinion, Gleacher & Company did not perform any independent valuation or appraisal of the assets or liabilities (contingent, derivative, off-balance sheet or otherwise) of CKx or its subsidiaries. Gleacher & Company was not furnished with any such valuations or appraisals. In particular, Gleacher & Company did not express any opinion as to the value of any asset or liability of CKx or any of its subsidiaries, whether at then-current market prices or in the future. Gleacher & Company did not assume any obligation to conduct, nor did it conduct, any physical inspection of the properties or facilities of CKx. In arriving at its opinion, Gleacher & Company did not take into account any litigation that was pending or that may be brought against CKx or any of its affiliates or representatives. In addition, Gleacher & Company did not evaluate the solvency of any party to the Merger Agreement under any state or federal laws or rules, regulations, guidelines or principles relating to bankruptcy, insolvency or similar matters.

For the purposes of its opinion, Gleacher & Company assumed that there had not occurred any material change in the assets, liabilities, financial condition, results of operations, business or prospects of CKx or any of its subsidiaries since the respective dates on which the most recent financial statements or other information, financial or otherwise, relating to CKx or any of its subsidiaries, was made available to Gleacher & Company. In arriving at its opinion, Gleacher & Company assumed, with CKx’s consent, that the final executed Merger Agreement would not differ in any material respect from the draft Merger Agreement reviewed by it, that the representations and warranties of each party to the Merger Agreement were true and correct, that each party to the Merger Agreement would perform all of the covenants and agreements required to be performed by it thereunder and that all conditions to the transaction set forth in the Merger Agreement would be timely satisfied and not modified or waived and that the transaction would be consummated in accordance with the terms set forth in the Merger Agreement without modification, waiver or delay, except, in each case, as would not be material to Gleacher & Company’s analyses. In addition, Gleacher & Company assumed, with CKx’s consent, that any governmental, regulatory or third party consents, approvals or agreements necessary for the consummation of the transaction will be obtained without any imposition of a delay, limitation, restriction or condition that would, in any respect material to Gleacher & Company’s analyses, have an adverse effect on CKx or the contemplated benefits of the transaction. Gleacher & Company is not a legal, accounting, regulatory or tax expert and with CKx’s consent, Gleacher & Company relied, without independent verification, on the assessment of CKx and its advisors with respect to such matters.

Gleacher & Company’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to Gleacher & Company as of, May 9, 2011. Although subsequent developments may affect Gleacher & Company’s opinion and the assumptions used in preparing it, Gleacher & Company does not have any obligation to update, revise or reaffirm its opinion. In addition Gleacher & Company did not express any view or opinion as to the price at which any share of CKx common stock or any other security may trade at any time, including subsequent to the date of its opinion.

Gleacher & Company’s opinion addressed only the fairness, from a financial point of view, to the holders of CKx’s common stock (other than the Excluded Persons) of the consideration to be paid to such holders in the transaction. Gleacher & Company’s opinion did not express any view as to the fairness of the transaction to, or any consideration of, the holders of any other class of securities of CKx, including the holders of CKx’s Series B Convertible Preferred Stock and Series C Convertible Preferred Stock, creditors or other constituencies of CKx or its subsidiaries or any other term of the transaction or the other matters contemplated by the Merger Agreement or any related agreement. Gleacher & Company was not asked to, and did not, offer any opinion as to any other term or aspect of the Merger Agreement or any other agreement or instrument contemplated by or entered into in connection with the transaction or the form or structure of the Merger Agreement or the likely timeframe in which the transaction would be consummated. Furthermore, Gleacher & Company’s opinion expressed no opinion with respect to the amount or nature of any compensation to any officers, directors or employees of any party to the transaction, or any class of such persons relative to the consideration to be received by the holders of CKx common stock in the transaction or otherwise or with respect to the fairness of any such compensation.

Gleacher & Company did not express any opinion as to any tax or other consequences that may result from the transactions contemplated by the Merger Agreement, and Gleacher & Company’s opinion does not address any legal, tax, regulatory or accounting matters, as to which they understood CKx had received such advice as it deemed necessary from qualified professionals, and which advice Gleacher & Company relied upon in rendering their opinion. Gleacher & Company did not express any view or opinion as to the financing of the transaction or the terms or conditions upon which was obtained. Gleacher & Company’s opinion did not address the underlying business decision of CKx to engage in the transaction, or the relative merits of the transaction as compared to any strategic alternatives that may have been available to CKx.

Gleacher & Company’s opinion was approved by the Fairness Committee of Gleacher & Company.

Summary of Material Financial Analyses

The following is a summary of the material analyses performed by Gleacher & Company in connection with the delivery of its oral opinion of May 9, 2011 and the preparation of its written opinion of the same date. Some of these summaries of financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and alone are not a complete description of Gleacher & Company’s financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before May 9, 2011 and is not necessarily indicative of current market conditions.

Historical Trading Multiples Analysis.  Gleacher & Company analyzed the current value of CKx’s common stock, based on CKx’s historical observed trading multiples. Specifically, Gleacher & Company performed a historical trading multiple analysis in order to observe reference points of valuation multiples for CKx and relevant peer groups. Gleacher & Company analyzed CKx’s enterprise value (calculated by taking the fully diluted equity value of CKx based on its closing stock price on May 6, 2011, plus debt, preferred stock and minority interests, less cash and cash equivalents), or EV, as a multiple of next twelve months, or NTM, earnings before interest, taxes, depreciation and amortization, or EBITDA (obtained by Gleacher & Company from Capital IQ market data), of CKx as of May 6, 2011, the last trading day prior to Gleacher & Company’s delivery of its opinion, as well as the average EV / NTM EBITDA multiples for the one year ended May 6, 2011 and since September 22, 2008 to May 6, 2011. Gleacher & Company selected September 22, 2008 as a relevant date for the calculation of average EV / NTM EBITDA multiple because CKx issued a press release on that date indicating that Mr. Robert F.X. Sillerman, on behalf of 19X, had notified the Board that he no longer believed 19X would be in a position to consummate its pending acquisition of CKx and, therefore, CKx’s common shares likely ceased trading based significantly on takeover speculation after that date.

Gleacher & Company then compared the historical trading multiples described above to the historical trading multiples of a composite of diversified media companies comprised of The Walt Disney Company, Time Warner Inc., News Corporation, Viacom Inc., CBS Corporation and Lions Gate Entertainment Corp. and a composite of content management companies comprised of Scripps Networks Interactive, Inc., Live Nation Entertainment, Inc., Warner Music Group Corp., DreamWorks Animation SKG, Inc., The Madison Square Garden Company and World Wrestling Entertainment, Inc.

The results of this analysis was as follows:

	Average
	Current		One Year		Since September 22, 2008

CKx	5.6	x	5.5	x	6.1	x
Diversified Media	9.0	x	8.8	x	8.0	x
Content Management	7.7	x	7.9	x	7.6	x

This analysis indicated the following implied per share equity reference range and implied EV, as a multiple of last twelve months, or LTM, EBITDA multiple reference range for CKx based on Gleacher & Company’s selection of a reference range of NTM EBITDA of 5.5x to 6.5x.

Implied EV/LTM EBITDA
Implied per Share Equity Reference Range for CKx	Reference Range for CKx

$3.67 - $4.36	5.3x - 6.2x

Considering the uniqueness of CKx’s business, Gleacher & Company used historical trading multiples in order to analyze the implied multiples of EV / NTM EBITDA at the date and over the periods of time described above as compared to such implied multiples to relevant peer groups. Gleacher & Company observed that the multiples for CKx were lower than for the peer groups.

Comparable Companies Analysis.  Gleacher & Company reviewed and compared certain financial information and multiples for CKx to publicly available information of certain publicly traded companies in the media industry, which, in the exercise of its professional judgment and based on its knowledge of the industry, Gleacher & Company determined to be relevant to its analysis and reasonably comparable to CKx in one or more respects. Gleacher & Company divided the companies that it determined to be comparable to CKx into two categories, the first being diversified media companies and the second being media companies that specialize in content management. Although none of the selected comparable companies is identical or directly comparable to CKx or its business, Gleacher & Company chose the following selected comparable companies for its analysis because they had publicly-traded equity securities and participate in a variety of areas within the media industry, in the case of the diversified media companies, or in content management activities similar to those of CKx, in the case of the content management companies.

For each of the selected companies, Gleacher & Company calculated and compared certain financial information and various financial market multiples and ratios based on information obtained from SEC filings, Institutional Brokers’ Estimate System and Wall Street Research. For the purposes of its analyses, Gleacher & Company reviewed a number of financial metrics, including enterprise value as of May 6, 2011 as a multiple of estimated EBITDA for calendar years 2011 and 2012. For purposes of this analysis, CKx’s enterprise value calculated as fully-diluted market capitalization plus net debt, preferred equity, and the implied fair market value of minority interest based on CKx’s current EBITDA trading multiple. Fair market value of minority interest calculated as 15% of the implied value of Elvis Presley Enterprises, based on its 2011E EBITDA of $18.8 million and the EV / EBITDA multiple of CKx’s overall business, plus 20% of Muhammad Ali Enterprises, based on its 2011E EBITDA of $2.1 million and the EV / EBITDA multiple of CKx’s overall business. The results of these analyses are summarized in the following table:

	EV/EBITDA
	2011E		2012E

Diversified Media Companies
The Walt Disney Company	9.0	x	8.2	x
Time Warner Inc.	7.7		7.2
News Corporation	7.8		7.0
Viacom Inc.	8.7		8.1
CBS Corporation	8.0		7.2
Lions Gate Entertainment Corp.	16.1		15.0
Mean	9.6	x	8.8	x
Median	8.4		7.7
Content Management Companies
Scripps Networks Interactive, Inc.	8.8	x	7.8	x
Live Nation Entertainment, Inc.	7.5		6.8
Warner Music Group Corp.*	7.6		7.7
DreamWorks Animation SKG, Inc.	9.2		8.9
The Madison Square Garden Company	8.1		6.6
World Wrestling Entertainment, Inc.	6.7		6.0
Mean	8.0	x	7.3	x
Median	7.9		7.2
Blended Mean	8.8	x	8.0	x
Blended Median	8.1		7.4
CKx Price on 5/6/2011 ($4.30)	5.7	x	5.3	x
CKx Offer Price ($5.50)	7.3	x	6.7	x

*	Warner Music Group Corp.’s EV is calculated as of January 20, 2011 (prior to news reports indicating that the company was seeking a buyer). Warner Music Group Corp. entered into an agreement to be acquired on May 6, 2011, but the multiple of the 2011E EBITDA and 2012E EBITDA acquisition is not reflected in the Gleacher & Company analyses.

Although the selected companies were used for comparison purposes, no business of any selected company was either identical or directly comparable to CKx’s business. Accordingly, Gleacher & Company’s comparison of selected companies to CKx and analysis of the results of such comparisons was not purely mathematical, but instead necessarily involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the relative values of the selected companies and CKx.

Gleacher & Company selected a reference range of estimated 2011 EBITDA multiple of 6.6x to 7.6x using the arithmetic mean of the multiples of Live Nation Entertainment, Inc. and World Wrestling Entertainment, Inc. (the two public peer companies that Gleacher & Company determined to be most similar to CKx based upon their size and the fact that, unlike the other comparable companies analyzed, they primarily rely upon a single line of business) and a reference range of estimated 2012 EBITDA multiple of 5.9x to 6.9x based on the arithmetic mean of the multiples of Live Nation Entertainment, Inc. and World Wrestling Entertainment, Inc. Gleacher & Company used the 2011 EBITDA projection it received from management of CKx and the arithmetic mean of the two 2012 EBITDA projections that it received from management of CKx (as further described below). Gleacher & Company then used these derived reference ranges of multiples to calculate a range of implied prices per share of CKx’s common stock. This analysis indicated the following implied per share equity reference ranges and implied EV / LTM EBITDA multiple reference ranges for CKx:

	Financial Statistic –	Financial Statistic –	Implied per Share	Implied EV/LTM
	Management	Management	Equity	EBITDA
	Projections	Projections	Reference Range	Reference Range
	(“A Case”)	(“B Case”)	for CKx	for CKx

2011E EBITDA	$68.0	$68.0	$4.43 - $5.12	6.3x - 7.3x
2012E EBITDA	$90.2	$80.2	$5.03 - $5.89	7.1x - 8.3x

Gleacher noted that the Offer Price of $5.50 was within or above the selected range of implied values per share derived by the comparable public company analysis.

Discounted Cash Flow Analysis.  Gleacher & Company performed a discounted cash flow analysis on CKx to calculate the present value as of June 30, 2011 of the estimated standalone unlevered free cash flows between fiscal years 2011 and 2015. Estimates of unlevered free cash flows used for this analysis utilized the five year projections prepared by CKx’s management that are described below in more detail. Gleacher & Company also calculated a range of terminal values assuming terminal year perpetuity growth rates of normalized estimated free cash flow in 2015 ranging from (0.5%) to 0.5%. The growth rate for 2015 reflected management’s five-year plan for the business, which reflected a growth rate in revenue and EBITDA of approximately 3% in 2015 over 2014. Gleacher & Company’s perpetuity growth rates reflected the assumption that, absent significant investment, American Idol, the primary source of revenue for CKx, is a mature business and cannot be predicted to grow in perpetuity. The unlevered free cash flows and the range of terminal values were discounted to present values using a range of discount rates from 13% to 15%, which were chosen by Gleacher & Company based upon an analysis of the weighted average cost of capital of CKx. In calculating the weighted average cost of capital, Gleacher & Company used daily market data provided by Bloomberg as the source for the equity risk premium as of May 6, 2011. Gleacher & Company did not use Ibbotson’s Valuation Yearbook as the source for the equity risk premium because that premium is a daily fluctuating calculation and Ibbotson’s Valuation Yearbook is published on an annual basis. Gleacher & Company used a 1.5 risk factor based upon its internal analysis, which included a review of CKx’s relevant peers as well as a review of the MSCI Barra predicted beta for CKx. The present values of unlevered free cash flows generated over the period described above were then added to the present values of terminal values resulting in a range of implied enterprise values for CKx. For each such range of implied enterprise values, Gleacher & Company derived ranges of implied equity values for CKx.

At the direction of CKx, estimates of unlevered free cash flows used for this analysis were based on two sets of projections prepared by CKx’s management for the projection period between fiscal years 2011 and 2015. The two sets of projections were substantially the same, except that one set, which is referred to as the “A Case”, reflected more optimistic assumptions with respect to the future revenues of the 19 Entertainment business while the other set, which is referred to as the “B Case”, reflected less optimistic assumptions with respect to the future revenues of the 19 Entertainment business resulting in approximately $10 million less EBITDA in years 2012E to 2015E than was reflected in the “A Case.” The key assumptions underlying both the “A Case” and “B Case” as prepared by CKx management are described in Item 8(h), “Additional Information To Be Furnished — Projected Financial Information.”

Based on the discount rate and other assumptions set forth above, the discounted cash flow analysis indicated the following implied per share equity value reference ranges and implied EV / LTM EBITDA multiple reference ranges for CKx based on the two sets of projections provided by CKx management:

	Implied per Share Equity	Implied EV/LTM EBITDA
	Reference Range for CKx	Reference Range for CKx

A Case	$4.21 - $5.00	6.0x - 7.1x
B Case	$3.82 - $4.53	5.5x - 6.4x

Miscellaneous

In connection with the review of the transaction by the Board, Gleacher & Company performed a variety of financial analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Gleacher & Company considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Gleacher & Company believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying the analyses and opinions. In addition, Gleacher & Company may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Gleacher & Company’s view of the actual value of CKx or its business. In performing its analyses, Gleacher & Company made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Many of these assumptions are beyond the control of CKx, CKx’s management or Gleacher & Company. Any estimates contained in Gleacher & Company’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Gleacher & Company conducted the analyses described above solely as part of its analysis of the fairness, from a financial point of view, to the holders of CKx common stock (other than the Excluded Persons) of the consideration to be paid to such holders in the transaction and in connection with the delivery of its opinion to the Board. These analyses do not purport to be appraisals or to reflect the prices at which businesses actually could be bought or sold.

In addition to the analyses described above, Gleacher & Company considered conducting a comparable transaction analysis, which would compare certain financial information and implied multiples for the transaction to similar public transactions in the media industry. However, Gleacher & Company determined, in the exercise of its professional judgment and based on its knowledge of the industry, that such an analysis in this instance would not be relevant to its evaluation of the fairness, from a financial point of view, to the holders of CKx common stock, of the consideration to be paid to such holders in the transaction for various reasons, including (i) that Gleacher & Company performed other analyses that, in the exercise of its professional judgment, were more relevant to its evaluation of the fairness of the transaction and (ii) the absence of publicly-available information relating to recent transactions in the media industry and their financial terms. In addition, Gleacher & Company considered the fact that there was a lack of comparable transactions to analyze because CKx, having the majority of its revenue derived from a single line of business, was uniquely situated in the media industry as far as transactions involving the sale of such a company. Additional information on the background of the Offer and the Merger is set forth above in Item 4(b), “The Solicitation or Recommendation — Background of the Transaction.”

The consideration to be paid pursuant to the transaction was determined through negotiations between the Board and Apollo Management and was approved by the Board. Gleacher & Company provided advice to the Board during these negotiations. Gleacher & Company did not, however, recommend any specific consideration to CKx or the Board or that any specific consideration constituted the only appropriate consideration for the transaction.

Gleacher & Company’s opinion and its presentation to the Board were one of many factors taken into consideration by the Board in deciding to approve the Merger Agreement. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Board with respect to the consideration or of whether the Board would have been willing to agree to different consideration. The foregoing summary does not purport to be a complete description of the financial analyses performed by Gleacher & Company.

Gleacher & Company has previously received a fee of $1,200,000 for its services as CKx’s financial advisor in connection with a related earlier sales process of CKx (described above in Item 4(b), “The Solicitation or Recommendation — Background of the Transaction”) that was not consummated and will receive an additional fee of $4,000,000 for its services in connection with the transaction, which will become payable only if the transaction is consummated. CKx has agreed to reimburse Gleacher & Company for its expenses, including fees and disbursements of Gleacher & Company’s counsel, incurred in connection with Gleacher & Company’s engagement and to indemnify Gleacher & Company, any controlling person of Gleacher & Company and each of their respective directors, officers, employees, agents and affiliates against certain liabilities, including liabilities under the federal securities laws, arising out of Gleacher & Company’s engagement. CKx has also agreed to pay Gleacher & Company an additional tiered incentive fee whereby Gleacher & Company would be entitled to additional fees based on the incremental value above $5.50 per share received by holders of CKx common stock in connection with the transaction.

Gleacher & Company and its affiliates in the past have provided investment banking and financial advisory services to Apollo or its affiliates, for which Gleacher & Company or certain of its affiliates received compensation of approximately $8 million for services performed in the last five years, which compensation exceeds the aggregate fees received and, if the transaction is consummated, to be received by Gleacher & Company from CKx. In addition, Gleacher & Company and certain of its affiliates, and certain of the employees of Gleacher & Company or its affiliates, may have invested in companies affiliated or associated with CKx and Apollo, Parent or Merger Sub and investment funds managed by entities affiliated or associated with CKx and Apollo, Parent or Merger Sub. Gleacher & Company and its affiliates may have in the past provided, and may in the future provide, financial advice and services to CKx, Apollo, Parent or Merger Sub and their respective affiliates or any company that may be involved in the transaction for which Gleacher & Company and its affiliates have, or would expect to, receive compensation. In the ordinary course of business Gleacher & Company and certain of its affiliates may trade the securities of CKx, Parent or Merger Sub, one of their affiliates or any of their respective portfolio companies for Gleacher & Company’s own account and for accounts of customers, and may at any time hold a long and short position in any such securities.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

No transactions in Common Shares have been effected during the past 60 days by CKx or, to the knowledge of CKx, any current executive officer, director, affiliate or subsidiary of CKx, other than Common Shares received as compensation in the ordinary course of business in connection with CKx’s employee benefit plans and payroll contributions to CKx’s 401(k) plan, except as follows:

•	On April 1, 2011, CKx issued 2,518 Common Shares for $4.22 per Common Share to each of Mssrs. Jack Langer, Jacques Kerrest, Bryan Bloom and Edwin Banks and Ms. Kathleen Dore under CKx’s 2005 Omnibus Long-Term Incentive Compensation Plan;

•	On April 21, 2011, the Howard and Sandra Tytel Family Foundation, a charity founded by Howard J. Tytel and his spouse, gifted an aggregate of 10,000 Common Shares. The average of the high and low market price on April 21, 2011 of our Common Shares was $4.42 per Common Share.

•	On May 23, 2011, Thomas P. Benson gifted an aggregate of 10,000 Common Shares. The average of the high and low market price on May 23, 2011 of our Common Shares was $5.48 per Common Share.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Except as set forth in this Schedule 14D-9, CKx is not engaged in any negotiations in response to the Offer that relate to (a) a tender offer or other acquisition of CKx’s securities by CKx, any subsidiary of CKx or any other person, (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving CKx or any subsidiary of CKx, (c) any purchase, sale or transfer of a material amount of assets by CKx or any subsidiary of CKx or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization of CKx. Except as set forth above, there are no transactions, resolutions of the Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this paragraph.

ITEM 8.	ADDITIONAL INFORMATION TO BE FURNISHED.

(a)	Anti-Takeover Statutes and Provisions.

As a Delaware corporation, CKx is subject to Section 203 of the Delaware General Corporation Law (the “DGCL”). Under Section 203, certain “business combinations” between a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders and an “interested stockholder” are prohibited for a three-year period following the date that such a stockholder became an interested stockholder, unless:

•	the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder;

•	upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or

•	the business combination was approved by the board of directors of the corporation and authorized by 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

A corporation may elect in its original certificate of incorporation or through a subsequent amendment to its certificate of incorporation or bylaws not to be governed by Section 203 of the DGCL. The term “business combination” is defined generally to include mergers or consolidations between a Delaware corporation and an “interested stockholder,” transactions with an “interested stockholder” involving the assets or stock of the corporation or its majority owned subsidiaries and transactions which increase an “interested stockholder’s” percentage ownership of stock. The term “interested stockholder” is defined generally as a stockholder who, together with affiliates and associates, owns (or, under certain circumstances, within three years prior did own) 15% or more of a Delaware corporation’s outstanding voting stock. CKx has opted out of Section 203 in its certificate of incorporation, so these restrictions will not be applicable to the Offer, the Merger, the Merger Agreement and other transactions contemplated thereby.

CKx conducts business in a number of states which have enacted such anti-takeover laws. Should any person seek to apply any state anti-takeover law, CKx and Merger Sub will, and are required by the Merger Agreement to, take all action necessary to render such statute inapplicable to the Merger and the other transactions contemplated by the Merger Agreement. Although the law is not entirely settled, federal cases have found state anti-takeover statutes unconstitutional as applied to corporations incorporated outside the state.

(b)	Appraisal Rights.

Holders of Common Shares do not have appraisal rights in connection with the Offer. However, if the Merger is completed, Stockholders who have not tendered their Common Shares in the Offer and have not voted in favor of the Merger or consented thereto in writing, who timely submit a demand for appraisal in accordance with Section 262 of the DGCL and who otherwise comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the fair value of the Common Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash (all such Common Shares, the “Dissenting Shares”). Any such judicial determination of the fair value of the Dissenting Shares could be based upon considerations other than or in addition to the Offer Price and the market value of the Common Shares. The value so determined could be higher or lower than, or the same as, the Offer Price or the consideration paid in the Merger. Moreover, Parent could argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Dissenting Shares is less than the Offer Price. In the event that any holder of Common Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his rights to appraisal as provided in the DGCL, the Common Shares of such Stockholder will be converted into the right to receive the Offer Price. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

The foregoing summary of appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by Stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL, the text of which is set forth in Annex C hereto. The perfection of appraisal rights requires strict adherence to the applicable provisions of the DGCL. If a Stockholder withdraws or loses his right to appraisal, such Stockholder will only be entitled to receive the Offer Price. Notwithstanding anything to the contrary contained in the Merger Agreement, each of CKx and Merger Sub have acknowledged and agreed in the Merger Agreement that, with respect to Dissenting Shares, the Surviving Corporation shall not assert that the Top-Up Option (as defined below), the Common Shares issued pursuant to the Top-Up Option (the “Top-Up Option Shares”) or any cash or promissory note delivered by Parent or Merger Sub to CKx as payment for any Top-Up Option Shares should be considered in connection with the determination of the fair value of the Dissenting Shares in accordance with Section 262(h) of the DGCL.

Additional notices regarding appraisal rights will be sent to non-tendering holders of Common Shares in connection with the completion of the Merger.

FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF ANY SUCH RIGHTS.

(c)	Litigation.

Five lawsuits have been initiated on behalf of a putative class of public stockholders of CKx concerning the Offer and the Merger. Four of the actions were commenced in the Court of Chancery of the State of Delaware: Nierenberg v. CKx, Inc., et al., C.A. No. 5545; Vanwhy v. CKx, Inc., et al., C.A. No. 6519; Leone v. CKx, Inc., C.A. No. 6524. The plaintiff in the Leone action also initiated suit in the Supreme Court of the State of New York in a case styled Leone v. Edwin M. Banks, et al., No. 650538-2010; and Sadowski v. Michael G. Ferrel, et al., C.A. No. 6535. On May 26, 2011, the New York Supreme Court entered an order staying the New York action in favor of the proceedings in Delaware, and on May 27, 2011, the Delaware Court of Chancery issued a decision and order appointing lead plaintiffs’ counsel and consolidating the Delaware actions under the caption In re CKx, Inc. Shareholders Litigation, C.A. No. 5545 (the Sadowski action was consolidated by order of the Court on June 1, 2011).

On May 31, 2011, the lead plaintiffs lodged a proposed consolidated amended complaint that names as defendants CKx; its current directors; Mr. Sillerman; Apollo Global Management, LLC; Parent; Offeror; and Merger Sub. The Court accepted this consolidated amended complaint as filed on June 1, 2011. This complaint alleges, among other things, that four of the seven directors that voted in favor of the transaction had conflicting interests due to their relationships with Mr. Sillerman and that the CKx directors breached their fiduciary duties in connection with the Offer, the Merger, and the other transactions contemplated by the Merger Agreement by failing to obtain fair consideration for Stockholders, approving terms in the Merger Agreement that are allegedly unfair to the Stockholders, and issuing materially incomplete or misleading disclosures in connection with the transaction. The complaint further alleges that Mr. Sillerman and the Apollo entities/affiliates aided and abetted the Board’s alleged breaches of fiduciary duty. Among other things, the complaint seeks an order enjoining the approval of the transaction; an order prohibiting defendants from using amendment to CKx’s bylaws (described in Item 3(b), “Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Parent — Amendment to Bylaws”) in any manner that would impede the Stockholders’ voting franchise; an order directing the individual defendants to take all appropriate and necessary steps to maximize stockholder value; an order requiring the disclosure of all material information necessary for CKx’s unaffiliated stockholders to make an informed decision whether to tender their stock; an order preventing the close of the transaction until the minimum tender condition is amended to exclude all shares other than those of CKx’s public shareholders; an award of compensatory and/or rescissory damages and an award of plaintiff’s costs and disbursements, including reasonable attorneys’ fees and expenses.

Plaintiffs had moved for a preliminary injunction to bar the consummation of the transaction. A hearing on the motion was scheduled by the Court of Chancery for June 9, 2011. On June 7, 2011, the parties to the litigation reached an agreement in principle, subject to documentation, to settle the litigation, subject to the approval of the Court of Chancery. In connection with the settlement, the defendants agreed (i) to amend the Schedule 14d-9 to include certain disclosures sought by the plaintiffs in the litigation; (ii) that Parent would voluntarily agree to accept only $17.5 million in the event it became entitled to receive a termination fee pursuant to Section 8.3(b) of the Merger Agreement; (iii) that Parent would voluntarily agree to replace “80%” as it appears in Section 6.2(e)(ii) of the Merger Agreement with “75%”; and (iv) that the scheduled expiration of the Offer will be extended by one day, to 12:00 a.m. New York City time on June 15, 2011. Upon approval of the settlement, the claims asserted in the New York and Delaware litigation will be dismissed with prejudice.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to Exhibits (a)(5)(D), (a)(5)(E), (a)(5)(F), (a)(5)(G), (a)(5)(H) and (a)(5)(I) which are incorporated herein by reference.

(d)	U.S. Antitrust Compliance.

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Offeror’s acquisition of the Common Shares in the Offer.

Under the HSR Act, the purchase of Common Shares in the Offer may not be completed until the expiration of a fifteen-calendar day waiting period which begins when Parent files a Pre-Merger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the FTC and the Antitrust Division. If the fifteen-calendar day waiting period expires on a federal holiday or weekend day, the waiting period is automatically extended until 11:59 p.m., New York City time, on the following business day. CKx must file a Pre-Merger Notification and Report Form within ten calendar days after Parent files its Pre-Merger Notification and Report Form. Parent filed its Pre-Merger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Common Shares in the Offer on May 18, 2011 and CKx filed its Pre-Merger Notification and Report Form on May 24, 2011. The required waiting period for the filings was scheduled to expire at 11:59 p.m., New York City time, on or about June 2, 2011, however, on May 27, 2011, the FTC and the Antitrust Division granted early termination of the waiting period, effective immediately.

At any time before or after Parent’s acquisition of Common Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Common Shares pursuant to the Offer, or seeking the divestiture of Common Shares acquired by Parent or the divestiture of substantial assets of CKx or its subsidiaries or Parent or its subsidiaries. At any time before or after Parent’s acquisition of Common Shares pursuant to the Offer, and notwithstanding the early termination of the applicable waiting period under the HSR Act, any state or private party could enjoin the purchase of Common Shares pursuant to the Offer or seek structural or conduct relief.

(e)	Top-Up Option.

Subject to the terms of the Merger Agreement, CKx has granted to Merger Sub an irrevocable option (the “Top-Up Option”), exercisable only on the terms and conditions set forth in the Merger Agreement, to purchase, from CKx an aggregate number of newly-issued Common Shares equal to the lowest number of Common Shares that, when added to the number of Common Shares owned by Parent or Merger Sub, together with the number of Sillerman Shares (if any) held in a voting trust in accordance with, or otherwise subject to voting arrangements consistent with, the Sillerman Support Agreement, at the time of such exercise, shall constitute one share more than 90% of the total Common Shares then outstanding on a fully diluted basis (and assuming the issuance of the Top-Up Option Shares). The summary of the Top-Up Option in Section I. 17 (The Merger and Certain Other Agreements) of the Offer to Purchase is incorporated herein by reference.

(f)	Short-Form Merger.

Section 253 of the DGCL provides that, if a parent corporation owns at least 90% of each class of the stock of a subsidiary, that corporation can effect a short-form merger with that subsidiary without any action on the part of the subsidiary or any other stockholders of the subsidiary. If Parent, Offeror, Merger Sub and any other direct or indirect subsidiary of Parent acquire at least 90% of each of the outstanding Common Shares, the outstanding Series B Preferred Shares and the outstanding Series C Preferred Share, Parent, Merger Sub and CKx shall take all actions necessary and appropriate to cause the Merger to become effective as soon as practicable following the time such ownership is obtained without a meeting of the Stockholders in accordance with Section 253 of the DGCL.

(g)	Approval of Stockholders.

If approval of Stockholders is required under applicable law in order to complete the Merger (i.e., in the event that Parent, Offeror, Merger Sub and any other direct or indirect subsidiary of Parent do not collectively own at least 90% of the outstanding Common Shares and are unable to complete a short-form merger pursuant to Section 253 of the DGCL), the Merger Agreement must be approved by (i) the holders of at least a majority vote of the Common Shares and the Preferred Shares, voting as a single class, and (ii) the holder of the Preferred Shares. CKx will, as promptly as practicable after the consummation of the Offer, duly set a record date for an action by written consent of the Stockholders to adopt the Merger Agreement and consummate the actions approved in such stockholder consent. If the Merger Agreement cannot be approved by a written consent of Stockholders without a meeting, CKx will as promptly as practicable following the consummation of the Offer (or, if requested by Parent, following termination of the Offer), and after the related Proxy Statement is cleared by the SEC for mailing to Stockholders, establish a record date for, duly call and give notice of a special meeting of its Stockholders.

(h)	Projected Financial Information.

CKx’s senior management does not, as a matter of course, make public projections as to future performance or earnings beyond the current fiscal year and is especially wary of making projections for extended periods due to the significant unpredictability of the underlying assumptions and estimates. However, CKx made available certain financial forecasts prepared by senior management to Apollo Management, Parent and Merger Sub, as well as to certain other third parties who evaluated a potential transaction with CKx, as described in this Item 8(h) and which we refer to as the “A Case” financial forecasts. CKx also provided these same “A Case” financial forecasts to the Board and Gleacher & Company in connection with their consideration of the Offer and the Merger, as well as an additional sensitivity case, which we refer to as the “B Case,” as described below and in Item 5, “Persons/Assets Retained, Employed, Compensated or Used — Opinion of the Financial Advisor to the CKx Board of Directors.” We have included the material “A Case” projections, which were dated as of April 1, 2011 and made available to Apollo Management, Parent and Merger Sub, as well as to certain other third parties who evaluated a potential transaction with CKx, and to the Board and Gleacher & Company in this Item 8(h) to provide our Stockholders access to this information. We have also included in this Item 8(h) the material “B Case” projections, which were dated as of April 1, 2011 and made available to the Board and Gleacher & Company. The inclusion of the financial information in this Item 8(h) and Item 5, “Persons/Assets Retained, Employed, Compensated or Used — Opinion of the Financial Advisor to the CKx Board of Directors” should not be regarded as an indication that Apollo Management, Parent, Merger Sub, the Board, Gleacher & Company, or any other recipient of this information considered, or now considers, it to be a reliable prediction of future results.

Both the “A Case” and “B Case” projections reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions, as well as matters specific to CKx’s business. Many of these matters are beyond CKx’s control and the continuing uncertainty surrounding general economic conditions and in the entertainment and content management industries creates significant uncertainty around the projections. As a result, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. Since the projections cover multiple years, such information by its nature becomes less reliable with each successive year. The “A Case” financial projections described in this Item 8(h) were prepared solely for internal use and to be made available for use by Apollo Management, Parent, certain third parties who evaluated a potential transaction with CKx and their respective advisors and by the Board and Gleacher & Company, and, with respect to the “B Case,” were prepared solely for internal use and made available to the Board and Gleacher & Company. Both cases were prepared in connection with the potential transaction and not with a view toward public disclosure or toward complying with U.S. generally accepted accounting principles (“GAAP”), the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The projections included herein were prepared by CKx’s management. Neither CKx’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. Furthermore, both the “A Case” and “B Case” financial projections in this Item 8(h) do not take into account any circumstances or events occurring after April 1, 2011, the date they were each respectively prepared.

CKx has made publicly available its actual results of operations for the quarter ended March 31, 2011. You should review CKx’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 filed on May 10, 2011 to obtain this information. See “Where You Can Find More Information.” Readers of this solicitation/recommendation statement are strongly cautioned not to place undue reliance on the projections set forth below. No one has made or makes any representation to any Stockholder regarding the information included in these projections.

The inclusion of projections herein should not be regarded as an indication that such projections will be an accurate prediction of future events, and they should not be relied on as such. Except as required by applicable securities laws, CKx undertakes no obligation to update, or otherwise revise the material projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions are shown to be in error.

(Estimated)	2011	2012	2013	2014	2015
	(In millions)

Revenue	$239.9	$271.1	$274.7	$283.4	$293.1
Expenses	(172.7)	(181.6)	(183.0)	(189.0)	(195.4)
“A Case” EBITDA	68.0	90.2	92.5	95.2	98.5
“B Case” EBITDA	68.0	80.2	82.5	85.2	88.5

The key assumptions underlying both the “A Case” and “B Case” projections include (i) that the television show American Idol and the television show So You Think You Can Dance will remain on the air in each of years 2011 through 2015; (ii) that the Elvis Presley and Muhammad Ali businesses continue to operate in years 2011 through 2015 and are operated in all material respects as they have each been historically operated; and (iii) that attendance at the Graceland property and at the Viva Elvis Cirque du Soleil show in Las Vegas for each of the years 2011 through 2015 will continue at levels comparable to attendance during 2010. In preparing the “B Case” projections for the Board and Gleacher & Company, CKx management made less optimistic assumptions with respect to the future revenues of the 19 Entertainment business resulting in approximately $10 million less EBITDA in years 2012E to 2015E than was reflected in the “A Case.” All other assumptions remained the same.

As stated above, the financial projections above were prepared by senior management in connection with a potential transaction and were not prepared with a view toward compliance with GAAP. EBITDA is not a financial measurement prepared in accordance with GAAP and should not be considered as a substitute for operating income or any performance measures derived in accordance with GAAP. Additionally, these financial measures may not be comparable to other similarly titled measures of other companies. A reconciliation of the differences between EBITDA and operating income, a financial measurement prepared in accordance with GAAP, for both the “A Case” and the “B Case” financial forecasts is set forth below. This reconciliation is included in this document pursuant to SEC rules.

	Projections
	2011E	2012E	2013E	2014E	2015E
	(In millions)

Management adjusted EBITDA	$67.2	$89.4	$91.7	$94.4	$97.7
Equity earnings in affiliates	0.8	0.8	0.8	0.8	0.8
Total EBITDA — Case A	68.0	90.2	92.5	95.2	98.5
Adjustments for non recurring revenues and costs
Merger-related and advisory costs	(1.0)	—	—	—	—
Equity earnings in affiliates	(0.8)	(0.8)	(0.8)	(0.8)	(0.8)
Share based payments	(1.6)	(1.7)	(1.8)	(1.9)	(1.9)
Depreciation and amortization	(16.8)	(8.8)	(6.1)	(5.9)	(5.0)
Other expense (income)	—	—	—	—	—

Operating income (loss) Case A	$47.8	$78.9	$83.8	$86.6	$90.8

Total EBITDA — Case B	$68.0	$80.2	$82.5	$85.2	$88.5
Adjustments for non recurring revenues and costs
Merger-related and advisory costs	(1.0)	—	—	—	—
Equity earnings in affiliates	(0.8)	(0.8)	(0.8)	(0.8)	(0.8)
Share based payments	(1.6)	(1.7)	(1.8)	(1.9)	(1.9)
Depreciation and amortization	(16.8)	(8.8)	(6.1)	(5.9)	(5.0)
Other expense (income)	—	—	—	—	—
	—	—	—	—	—

Operating income (loss) Case B	$47.8	$68.9	$73.8	$76.6	$80.8

(i)	Section 14(f) Information Statement.

The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by Parent after the Acceptance Time, pursuant to the Merger Agreement, of certain persons to be appointed to the Board, other than at a meeting of the Stockholders as described in the Information Statement, and is incorporated herein by reference.

(j)	Annual Report on Form 10-K, Quarterly Report on Form 10-Q and Current Reports on Form 8-K.

For additional information regarding the business and financial results of CKx, please see the following documents that have been filed by CKx with the SEC, each of which is incorporated herein by reference:

•	CKx’s Annual Report on Form 10-K for the year ended December 31, 2010, as amended by CKx’s Annual Report on Form 10-K/A filed with the SEC on May 2, 2011;

•	CKx’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2011, filed with the SEC on May 9, 2011; and

•	CKx’s Current Reports on Form 8-K filed with the SEC on April 4, 2011 and May 11, 2011.

(k)	Forward-Looking Statements.

Information both included and incorporated by reference in this Schedule 14D-9 may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among others, statements about CKx’s beliefs, plans, objectives, goals, expectations, estimates and intentions that are subject to significant risks and uncertainties and are subject to change based on various factors, many of which are beyond our control. The words “may,” “could,” “should,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “target,” “goal,” and similar expressions are intended to identify forward-looking statements. All forward-looking statements, by their nature, are subject to risks and uncertainties. CKx’s actual future results may differ materially from those set forth in our forward-looking statements. CKx’s ability to achieve our objectives could be adversely affected by the factors discussed in our Annual Report on Form 10-K for the year ended December 31, 2010 filed with the SEC on March 3, 2011, as amended by CKx’s Annual Report on Form 10-K/A filed with the SEC on May 2, 2011, as well as, among others: (1) macroeconomic conditions and general industry conditions such as the competitive environment; (2) regulatory and litigation matters and risks; (3) legislative developments; (4) changes in tax and other laws and the effect of changes in general economic conditions; (5) the risk that a condition to closing of the transaction may not be satisfied; and (6) other risks to consummation of the transaction, including the risk that the transaction will not be consummated within the expected time period.

ITEM 9.  EXHIBITS.

Exhibit
No.	Description

(a)(1)(A)	Offer to Purchase, dated May 17, 2011 (incorporated by reference to Exhibit (a)(1)(A) of the Schedule TO filed by Colonel Holdings, Inc., Colonel UK Holdings Limited, Colonel Offeror Sub, LLC, Colonel Merger Sub, Inc., Apollo Management VII, L.P., CKx, Inc., Robert F.X. Sillerman, Sillerman Capital Holdings, L.P., Laura Sillerman, The Promenade Trust and Priscilla Presley on May 17, 2011).
(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) of the Schedule TO filed by Colonel Holdings, Inc., Colonel UK Holdings Limited, Colonel Offeror Sub, LLC, Colonel Merger Sub, Inc., Apollo Management VII, L.P., CKx, Inc., Robert F.X. Sillerman, Sillerman Capital Holdings, L.P., Laura Sillerman, The Promenade Trust and Priscilla Presley on May 17, 2011).
(a)(1)(C)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (incorporated by reference to Annex A attached to this Schedule 14D-9).*
(a)(2)(A)	Non-Tender and Support Agreement, dated as of May 10, 2011, by and among Parent and the Sillerman Stockholders (incorporated by reference to Exhibit (d)(3) of the Schedule TO filed by Colonel Holdings, Inc., Colonel UK Holdings Limited, Colonel Offeror Sub, LLC, Colonel Merger Sub, Inc., Apollo Management VII, L.P., CKx, Inc., Robert F.X. Sillerman, Sillerman Capital Holdings, L.P., Laura Sillerman, The Promenade Trust and Priscilla Presley on May 17, 2011).
(a)(2)(B)	Letter Agreement, dated as of May 16, 2011, by and among Colonel Holdings, Inc., Robert F.X. Sillerman, Sillerman Capital Holdings, L.P., and Laura Sillerman (incorporated by reference to Exhibit (d)(4) to the Schedule TO filed by Colonel Holdings, Inc., Colonel UK Holdings Limited, Colonel Offeror Sub, LLC, Colonel Merger Sub, Inc., Apollo Management VII, L.P., CKx, Inc., Robert F.X. Sillerman, Sillerman Capital Holdings, L.P., Laura Sillerman, The Promenade Trust and Priscilla Presley on May 17, 2011).
(a)(2)(C)	Letter Agreement, dated as of May 10, 2011, between The Promenade Trust and Parent (incorporated by reference to Exhibit (d)(4) of the Schedule TO filed by Colonel Holdings, Inc., Colonel UK Holdings Limited, Colonel Offeror Sub, LLC, Colonel Merger Sub, Inc., Apollo Management VII, L.P., CKx, Inc., Robert F.X. Sillerman, Sillerman Capital Holdings, L.P., Laura Sillerman, The Promenade Trust and Priscilla Presley on May 17, 2011).
(a)(2)(D)	Letter from the Chairman of the Board to the Stockholders of CKx, Inc. dated May 17, 2011.+
(a)(2)(E)	Opinion of Gleacher & Company Securities, Inc., dated May 9, 2011 (incorporated by reference to Annex B attached to this Schedule 14D-9).*
(a)(2)(F)	Presentation of Gleacher & Company Securities, Inc., dated May 9, 2011.†
(a)(5)(A)	Press Release, dated May 10, 2011 (incorporated by reference to the press release under cover of Schedule 14D-9 filed by CKx, Inc. on May 11, 2011).
(a)(5)(B)	Press Release, dated May 17, 2011 (incorporated by reference to Exhibit 99.1 on the Form 8-K filed by CKx on May 17, 2011).
(a)(5)(C)	General Corporation Law of the State of Delaware Section 262 (incorporated by reference to Annex C attached to this Schedule 14D-9).*
(a)(5)(D)	Complaint filed in the Court of Chancery of the State of Delaware, captioned Vanwhy v. CKx, Inc., et al. Case No. 6519.+
(a)(5)(E)	Second Amended Complaint filed in the Court of Chancery of the State of Delaware, captioned Nierenberg v. CKx, Inc., et al. (Civil Action No. 5545-CC).+

Exhibit
No.	Description

(a)(5)(F)	First Amended Complaint filed in the Supreme Court of the State of New York County of New York, captioned Leone v. Edwin M. Banks, et al. (Index No. 650538/2010).+
(a)(5)(G)	Complaint filed in the Court of Chancery of the State of Delaware, captioned Leone v. Edwin M. Banks, et al. (Case No. 6524).+
(a)(5)(H)	Complaint filed in the Court of Chancery of the State of Delaware, captioned Sadowski v. Michael G. Ferrel, et al. (Case No. 6535).+
(a)(5)(I)	Consolidated Amended Class Action Complaint filed in the Court of Chancery of the State of Delaware, captioned In re CKx, Inc. Shareholders Litigation (C.A. No. 5545-VCS).
(e)(1)	Agreement and Plan of Merger, dated as of May 10, 2011, among CKx, Inc., Colonel Holdings, Inc. and Colonel Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 of the Form 8-K filed by CKx, Inc. on May 11, 2011).
(e)(2)	Amendment No. 1, dated as of May 17, 2011, to the Agreement and Plan of Merger, among CKx, Inc., Colonel Holdings, Inc. and Colonel Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 of the Form 8-K filed by CKx, Inc. on May 11, 2011).
(e)(3)	Equity Commitment Letter by Apollo Investment Fund VII, L.P., Apollo Overseas Partners VII, L.P., Apollo Overseas Partners (Delaware) VII, L.P., Apollo Overseas Partners (Delaware 892) VII, L.P. and Apollo Investment Fund (PB) VII, L.P. to Colonel Holdings, Inc., dated as of May 10, 2011 (incorporated by reference to Exhibit (d)(6) of the Schedule TO filed by Colonel Holdings, Inc., Colonel UK Holdings Limited, Colonel Offeror Sub, LLC, Colonel Merger Sub, Inc., Apollo Management VII, L.P., CKx, Inc., Robert F.X. Sillerman, Sillerman Capital Holdings, L.P., Laura Sillerman, The Promenade Trust and Priscilla Presley on May 17, 2011).
(e)(4)(A)	Amended and Restated Debt Commitment Letter by and among Goldman Sachs Bank USA, Colonel Holdings, Inc. and Colonel Merger Sub, Inc., dated as of May 10, 2011 (incorporated by reference to Exhibit (b)(1) of the Schedule TO filed by Colonel Holdings, Inc., Colonel UK Holdings Limited, Colonel Offeror Sub, LLC, Colonel Merger Sub, Inc., Apollo Management VII, L.P., CKx, Inc., Robert F.X. Sillerman, Sillerman Capital Holdings, L.P., Laura Sillerman, The Promenade Trust and Priscilla Presley on May 17, 2011).
(e)(4)(B)	Second Amended and Restated Debt Commitment Letter, effective as of May 10, 2011, by and among Goldman Sachs Bank USA, Macquarie Capital (USA) Inc., MIHI LLC, Colonel Holdings, Inc. and Colonel Merger Sub, Inc. (incorporated by reference to Exhibit (b)(2) of the Schedule TO filed by Colonel Holdings, Inc., Colonel UK Holdings Limited, Colonel Offeror Sub, LLC, Colonel Merger Sub, Inc. and Apollo Management VII, L.P. on June 7, 2011).
(e)(5)	Limited Guarantee by Apollo Investment Fund VII, L.P., Apollo Overseas Partners VII, L.P., Apollo Overseas Partners (Delaware) VII, L.P., Apollo Overseas Partners (Delaware 892) VII, L.P., Apollo Investment Fund (PB) VII, L.P. in favor of CKx, Inc., dated as of May 10, 2011 (incorporated by reference to Exhibit 2.2 of the Form 8-K filed by CKx, Inc. on May 11, 2011).
(e)(6)	Amendment No. 2, dated as of May 10, 2011, to the Rights Agreement, dated as of June 24, 2010, as amended, between CKx, Inc. and Mellon Investor Services LLC, as rights agent (incorporated by reference to Exhibit 2.2 of the Form 8-K filed by CKx, Inc. on May 11, 2011).
(e)(7)	Amendment, effective as of May 10, 2011 to the Amended and Restated Bylaws of CKx (incorporated by reference to Exhibit 2.2 of the Form 8-K filed by CKx, Inc. on May 11, 2011).
(e)(8)(A)	Amendment to Employment Agreement, effective as of May 17, 2011, between CKx, Inc. and Michael G. Ferrel (incorporated by reference to Exhibit 10.1 of the Form 8-K filed by CKx, Inc. on May 17, 2011).
(e)(8)(B)	Amendment to Employment Agreement, effective as of May 17, 2011, between CKx, Inc. and Thomas P. Benson (incorporated by reference to Exhibit 10.2 of the Form 8-K filed by CKx on May 17, 2011).
(e)(8)(C)	Amendment to Employment Agreement, effective as of May 17, 2011, between CKx, Inc. and Howard J. Tytel (incorporated by reference to Exhibit 10.3 of the Form 8-K filed by CKx on May 17, 2011).
(g)	Not applicable.

*	Included with the statement mailed to the Stockholders.

†	Certain portions of this document have been omitted pursuant to a confidential treatment request.

+	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CKX, INC.

By:	/s/ Howard J. Tytel
Name:  Howard J. Tytel

Title:	Senior Executive Vice President, Director of Legal and Governmental Affairs

Dated: June 7, 2011